UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 20, 2024

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: February 20, 2024

By: /s/ Garth Wright -------------------------------
Garth Wright
Assistant Secretary

Barclays PLC

2023 Results Announcement

31 December 2023

BARCLAYS PLC, 1 CHURCHILL PLACE, LONDON, E14 5HP, UNITED KINGDOM. TELEPHONE: +44 (0) 20 7116 1000. COMPANY NO. 48839.

Notes

This document contains inside information for the purposes of Article 7 of the Market Abuse Regulation (EU) No. 596/2014 (as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended).

The terms Barclays and Group refer to Barclays PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the twelve months ended 31 December 2023 to the corresponding twelve months of 2022 and balance sheet analysis as at 31 December 2023 with comparatives relating to 31 December 2022. The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of Pounds Sterling respectively; the abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of US Dollars respectively; and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of Euros respectively.

There are a number of key judgement areas, for example impairment calculations, which are based on models and which are subject to ongoing adjustment and modifications. Reported numbers reflect best estimates and judgements at the given point in time.

Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the results glossary, which can be accessed at home.barclays/investor-relations

The information in this announcement, which was approved by the Board of Directors on 19 February 2024, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2023, which contain an unmodified audit report under Section 495 of the Companies Act 2006 (which does not make any statements under Section 498 of the Companies Act 2006) will be delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.

These results will be furnished on Form 6-K to the US Securities and Exchange Commission (SEC) as soon as practicable following its publication. Once furnished to the SEC, a copy of the Form 6-K will be available from the SEC’s website at www.sec.gov

Barclays is a frequent issuer in the debt capital markets and regularly meets with investors via formal roadshows and other ad hoc meetings. Consistent with its usual practice, Barclays expects that from time to time over the coming quarter it will meet with investors globally to discuss these results and other matters relating to the Group.

Non-IFRS performance measures

Barclays’ management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the businesses’ performance between financial periods and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays’ management. However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well. Refer to the appendix on pages 69 to 76 for definitions and calculations of non-IFRS performance measures included throughout this document, and reconciliations to the most directly comparable IFRS measures.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. Forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’, ‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’, ‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’ or other words of similar meaning. Forward-looking statements can be made in writing but also may be made verbally by directors, officers and employees of the Group (including during management presentations) in connection with this document. Examples of forward-looking statements include, among others, statements or guidance regarding or relating to the Group’s future financial position, business strategy, income levels, costs, assets and liabilities, impairment charges, provisions, capital, leverage and other regulatory ratios, capital distributions (including policy on dividends and share buybacks), return on tangible equity, projected levels of growth in banking and financial markets, industry trends, any commitments and targets (including environmental, social and governance (ESG) commitments and targets), plans and objectives for future operations and other statements that are not historical or current facts. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. Forward-looking statements speak only as at the date on which they are made. Forward-looking statements may be affected by a number of factors, including, without limitation: changes in legislation, regulations, governmental and regulatory policies, expectations and actions, voluntary codes of practices and the interpretation thereof, changes in IFRS and other accounting standards, including practices with regard to the interpretation and application thereof and emerging and developing ESG reporting standards; the outcome of current and future legal proceedings and regulatory investigations; the Group’s ability along with governments and other stakeholders to measure, manage and mitigate the impacts of climate change effectively; environmental, social and geopolitical risks and incidents, pandemics and similar events beyond the Group’s control; the impact of competition in the banking and financial services industry; capital, liquidity, leverage and other regulatory rules and requirements applicable to past, current and future periods; UK, US, Eurozone and global macroeconomic and business conditions, including inflation; volatility in credit and capital markets; market related risks such as changes in interest rates and foreign exchange rates; reforms to benchmark interest rates and indices; higher or lower asset valuations; changes in credit ratings of any entity within the Group or any securities issued by it; changes in counterparty risk; changes in consumer behaviour; the direct and indirect consequences of the conflicts in Ukraine and the Middle East on European and global macroeconomic conditions, political stability and financial markets; political elections; developments in the UK’s relationship with the European Union (EU); the risk of cyberattacks, information or security breaches, technology failures or other operational disruptions and any subsequent impacts on the Group’s reputation, business or operations; the Group’s ability to access funding; and the success of acquisitions, disposals and other strategic transactions. A number of these factors are beyond the Group’s control. As a result, the Group’s actual financial position, results, financial and non-financial metrics or performance measures or its ability to meet commitments and targets may differ materially from the statements or guidance set forth in the Group’s forward-looking statements. In setting its targets and outlook for the period 2024-2026, Barclays has made certain assumptions about the macro-economic environment, including, without limitation, inflation, interest and unemployment rates, the different markets and competitive conditions in which Barclays operates, and its ability to grow certain businesses and achieve costs savings and other structural actions. Additional risks and factors which may impact the Group’s future financial condition and performance are identified in Barclays PLC’s filings with the SEC (including, without limitation, Barclays PLC’s Annual Report on Form 20-F for the financial year ended 31 December 2023), which are available on the SEC’s website at www.sec.gov

Subject to Barclays PLC’s obligations under the applicable laws and regulations of any relevant jurisdiction (including, without limitation, the UK and the US) in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Performance Highlights

In 2023 Barclays delivered a return on tangible equity (RoTE) of 10.6% excluding Q423 structural cost actions1, with total capital distributions of £3.0bn2, equivalent to c.19.4p per share

C. S. Venkatakrishnan, Group Chief Executive, commented
“In 2023 Barclays delivered solid performance against a mixed macroeconomic backdrop, meeting its financial targets. Our strong 13.8% Common Equity Tier 1 (CET1) ratio enables us to deliver increased total capital distributions of £3.0bn to shareholders, up c.37% on 2022, which includes a further share buyback of £1.0bn. Our new three-year plan, which we will be announcing at the Investor Update today, is designed to further improve Barclays' operational and financial performance, driving higher returns, and predictable, attractive shareholder distributions”

●Group FY23 RoTE of 10.6% and earnings per share (EPS) of 32.4p, excluding £0.9bn of Q423 structural cost actions
●Total capital distributions of £3.0bn announced in relation to 2023, up c.37% on 2022, reflecting a total dividend of 8.0p and total share buybacks of £1.75bn for 2023. This includes our intention to initiate a further share buyback of up to £1.0bn
●Group net interest income (NII) of £12.7bn, up 20% year-on-year, with Barclays UK NII of £6.4bn, up 9% year-on-year, delivering a Barclays UK net interest margin (NIM) of 3.13%
●Group cost: income ratio of 63% excluding Q423 structural cost actions
●Group FY23 loan loss rate (LLR) of 46bps
●CET1 ratio of 13.8% and tangible net asset value (TNAV) per share of 331p

2023 Key financial metrics:

	Statutory							Excluding Q423 structural cost actions
	Income	Profit before tax	Attributable profit/(loss)	LLR	TNAV per share	CET1 ratio	Total capital return	Cost: income ratio	RoTE	EPS
FY23	£25.4bn	£6.6bn	£4.3bn	46bps	331p	13.8%	£3.0bn	63%	10.6%	32.4p
Q423	£5.6bn	£0.1bn	£(0.1)bn	54bps				71%	5.1%	4.2p

2023 Performance highlights:

●Group statutory RoTE was 9.0% (2022: 10.4%) with profit before tax of £6.6bn (2022: £7.0bn), including £0.9bn of structural cost actions in Q423, taking total structural cost actions for 2023 to £1.0bn
–Group income was £25.4bn, up 2% year-on-year
–Group total operating expenses were £16.9bn, an increase of 1% year-on-year
●Excluding the impacts of Q423 structural cost actions and the Over-issuance of Securities in the prior year3:
–Group RoTE of 10.6% (2022: 11.6%) with profit before tax of £7.5bn (2022: £7.7bn)
–Group income of £25.4bn, up 3% year-on-year:
–Barclays UK income increased 5% to £7.6bn, driven by NII growth from higher rates, including higher structural hedge income
–Corporate and Investment Bank (CIB) income decreased 4% to £12.6bn, driven by lower client activity in both Global Markets and Investment Banking, partially offset by a strong performance in Corporate driven by Transaction Banking
–Consumer Cards and Payments (CC&P) income increased 18% to £5.3bn reflecting higher balances in US cards and favourability from higher rates and client balance growth in Private Bank
–Group total operating expenses were £16.0bn, up 2% year-on-year. Cost: income ratio of 63% as the Group delivered positive cost: income jaws of 1%

1
The impact of the Q423 structural cost actions was £0.9bn. At Q323 Results the Group highlighted it was evaluating actions to reduce structural costs to help drive future returns. Given the materiality of these actions in Q423, certain 2023 performance measures included in this document exclude the impact of Q423 structural cost actions. Page 6 includes a reconciliation of FY23 financial results excluding the impact of Q423 structural cost actions. Total 2023 structural cost actions were £1.0bn (Q323 YTD: £0.1bn).

2
Includes total dividends and share buybacks announced in relation to 2023. Total dividend for 2023 of 8.0p per share comprises the 2.7p 2023 half-year dividend and the 5.3p full-year dividend for 2023. Total share buybacks announced in relation to 2023 include the £750m buyback announced at H123 and a further share buyback of up to £1.0bn announced today.

3
Excluding £0.3bn income gain and £1.0bn litigation and conduct charge in 2022 from the Over-issuance of Securities under Barclays Bank PLC's US shelf registration statements on Form F-3 filed with the SEC in 2018 and 2019. Page 6 includes a reconciliation of financial results excluding the impact of the Over-issuance of Securities in the prior year

2023 Performance highlights (continued):

●Credit impairment charges were £1.9bn (2022: £1.2bn) with an LLR of 46bps (2022: 30bps):
–Barclays UK credit impairment charges were £0.3bn (2022: £0.3bn) with an LLR of 14bps (2022: 13bps), consistent with low delinquencies in UK cards and a high quality mortgage lending portfolio
–CC&P credit impairment charges increased to £1.5bn (2022: £0.8bn) with an LLR of 354bps (2022: 175bps), driven by higher delinquencies in US cards, which was anticipated and led to higher coverage ratios
●CET1 ratio of 13.8% (2022: 13.9%), with risk weighted assets (RWAs) of £342.7bn (December 2022: £336.5bn) and TNAV per share of 331p (December 2022: 295p)

Q423 Performance highlights:

●Excluding the impacts of Q423 structural cost actions1:
–Group RoTE was 5.1% (Q422: 8.9%) with profit before tax of £1.0bn (Q422: £1.3bn)
–Group income was £5.6bn down 3% year-on-year:
–Barclays UK income was 9% lower, with NII broadly stable and net fees, commissions and other income down 41% reflecting one-off items and the transfer of Wealth Management & Investments (WM&I) to CC&P during Q223
–CC&P was 6% higher, driven by balance growth in US cards and the transfer of WM&I, partially offset by lower Payments income
–CIB income was 7% lower, reflecting decline in Global Markets against a record Q4222
–Group total operating expenses were £4.0bn, broadly stable year-on-year
●Credit impairment charges were £0.6bn (Q422: £0.5bn), with an LLR of 54bps (Q422: 49bps)

Impact of £0.9bn structural cost actions in Q423

●To help drive future returns, Barclays has taken £0.9bn of structural cost actions in Q423 which are expected to result in gross cost savings of c.£0.5bn in 2024, with an expected payback period3 of less than 2 years
●Structural cost actions include initiatives across people, property and infrastructure, with the allocation by business and type as follows:
–£0.2bn in Barclays UK, £0.2bn in CIB, £0.1bn in CC&P and £0.5bn in Head Office
–£0.3bn related to People, £0.2bn related to Property and £0.4bn related to Infrastructure

1	Q423 structural cost actions of £0.9bn.
2	Period covering 2014-2023. Pre 2014 data was not restated following re-segmentation in 2016.
3	Payback period is the length of time to recoup the cost from the structural cost actions.

New Operating Divisions

●Subsequent to FY23 reporting, Barclays will be managed and reported via five focused operating divisions:
–Barclays UK
–Barclays UK Corporate Bank
–Barclays Private Bank and Wealth Management
–Barclays Investment Bank
–Barclays US Consumer Bank
●Barclays segmental reporting will reflect these five operating divisions, in addition to Head Office, from Q124. Further detail is provided in the 20 February 2024 Investor Update
●This resegmentation will provide an enhanced and more granular disclosure of the performance of each of these operating divisions, alongside more accountability from an operational and management standpoint
●Barclays 2021, 2022 and 2023 segmental performance, including Head Office, has been re-presented to reflect these new operating divisions. A resegmentation document may be accessed via the Barclays website at: home.barclays/investor-relations

Revised Group Financial Targets and Outlook:

●Returns: targeting RoTE of greater than 10% in 2024 and c.10.5% excluding inorganic activity, with a greater than 12% target in 2026
●Capital returns: plan to return at least £10bn of capital to shareholders between 2024 and 2026, through dividends and share buybacks, with a continued preference for buybacks. Plan to keep total dividend stable at 2023 level in absolute terms, with progressive dividend per share growth driven through share count reduction as a result of increased share buybacks. Dividends will continue to be paid semi-annually. This multiyear plan is subject to supervisory and Board approval, anticipated financial performance and our published CET1 ratio target range of 13-14%
●Income: targeting Barclays Group NII excluding Barclays Investment Bank and Head Office of c.£10.7bn, of which Barclays UK NII of c.£6.1bn, in 20241. Targeting Group total income of c.£30bn in 2026
●Costs: targeting Group cost: income ratio of c.63% in 2024. Targeting total Group operating expenses of c.£17.0bn and a Group cost: income ratio of high 50s in percentage terms in 2026. This includes c.£1bn of gross efficiency savings in 2024 and total gross efficiency savings of c.£2bn by 2026
●Impairment: continue to expect an LLR of 50-60bps through the cycle
●Capital: expect to continue to operate within the CET1 ratio target range of 13-14%
–Targeting Barclays Investment Bank RWAs of c.50% of Group RWAs in 2026
–Impact of regulatory change on RWAs in line with prior guidance, expected to be at lower end of 5–10% of Group RWAs. This includes c.£16bn RWAs expected in H224 due to Barclays US Consumer Bank moving to Internal Ratings-Based (IRB) models

1
This excludes the impact of Tesco Bank acquisition, which is expected to generate annualised NII of c.£400m in the first year post-completion. See Other Matters on page 9 for further details of the acquisition.

Barclays Group results	Year ended			Three months ended
	31.12.23	31.12.22		31.12.23	31.12.22
	£m	£m	% Change	£m	£m	% Change
Barclays UK	7,587	7,259	5	1,792	1,970	(9)
Corporate and Investment Bank	12,610	13,368	(6)	2,390	2,576	(7)
Consumer, Cards and Payments	5,308	4,499	18	1,364	1,286	6
Barclays International	17,918	17,867	—	3,754	3,862	(3)
Head Office	(127)	(170)	25	52	(31)
Total income	25,378	24,956	2	5,598	5,801	(3)
Operating costs	(16,714)	(14,957)	(12)	(4,735)	(3,748)	(26)
UK bank levy	(180)	(176)	(2)	(180)	(176)	(2)
Litigation and conduct	(37)	(1,597)	98	(5)	(79)	94
Total operating expenses	(16,931)	(16,730)	(1)	(4,920)	(4,003)	(23)
Other net (expenses)/income	(9)	6		(16)	10
Profit before impairment	8,438	8,232	3	662	1,808	(63)
Credit impairment charges	(1,881)	(1,220)	(54)	(552)	(498)	(11)
Profit before tax	6,557	7,012	(6)	110	1,310	(92)
Tax (charge)/credit	(1,234)	(1,039)	(19)	23	33	(30)
Profit after tax	5,323	5,973	(11)	133	1,343	(90)
Non-controlling interests	(64)	(45)	(42)	(25)	(22)	(14)
Other equity instrument holders	(985)	(905)	(9)	(219)	(285)	23
Attributable profit/(loss)	4,274	5,023	(15)	(111)	1,036

Performance measures
Return on average tangible shareholders' equity	9.0%	10.4%		(0.9)%	8.9%
Average tangible shareholders' equity (£bn)	47.4	48.3		48.9	46.7
Cost: income ratio	67%	67%		88%	69%
Loan loss rate (bps)	46	30		54	49
Basic earnings per share	27.7p	30.8p		(0.7)p	6.5p
Dividend per share	8.0p	7.25p
Share buyback announced (£m)	1,750	1,000
Total payout equivalent per share	c.19.4p	c.13.4p
Basic weighted average number of shares (m)	15,445	16,333	(5)	15,092	15,828	(5)
Period end number of shares (m)	15,155	15,871	(5)	15,155	15,871	(5)

	As at 31.12.23	As at 30.09.23	As at 31.12.22
Balance sheet and capital management1	£bn	£bn	£bn
Loans and advances at amortised cost	399.5	405.4	398.8
Loans and advances at amortised cost impairment coverage ratio	1.4%	1.4%	1.4%
Total assets	1,477.5	1,591.7	1,513.7
Deposits at amortised cost	538.8	561.3	545.8
Tangible net asset value per share	331p	316p	295p
Common equity tier 1 ratio	13.8%	14.0%	13.9%
Common equity tier 1 capital	47.3	48.0	46.9
Risk weighted assets	342.7	341.9	336.5
UK leverage ratio	5.2%	5.0%	5.3%
UK leverage exposure	1,168.3	1,202.4	1,130.0

Funding and liquidity
Group liquidity pool (£bn)	298.1	335.0	318.0
Liquidity coverage ratio2	161%	159%	156%
Net stable funding ratio3	138%	138%	137%
Loan: deposit ratio	74%	72%	73%

1	Refer to pages 55 to 59 for further information on how capital, RWAs and leverage are calculated.
2	The liquidity coverage ratio (LCR) is now shown on an average basis, based on the average of the last 12 spot month end ratios. Prior period LCR comparatives have been updated for consistency.
3	Represents average of the last four spot quarter end positions.

Reconciliation of financial results excluding adjusting items1

Year ended	31.12.23			31.12.22
	Statutory	Adjusting items	Excluding adjusting items	Statutory	Adjusting items	Excluding adjusting items
	£m	£m	£m	£m	£m	£m	% Change
Barclays UK	7,587	—	7,587	7,259	—	7,259	5
Corporate and Investment Bank	12,610	—	12,610	13,368	292	13,076	(4)
Consumer, Cards and Payments	5,308	—	5,308	4,499	—	4,499	18
Barclays International	17,918	—	17,918	17,867	292	17,575	2
Head Office	(127)	—	(127)	(170)	—	(170)	25
Total income	25,378	—	25,378	24,956	292	24,664	3
Barclays UK	(4,393)	(168)	(4,225)	(4,260)	—	(4,260)	1
Corporate and Investment Bank	(8,335)	(188)	(8,147)	(7,630)	—	(7,630)	(7)
Consumer, Cards and Payments	(3,243)	(118)	(3,125)	(2,731)	—	(2,731)	(14)
Barclays International	(11,578)	(306)	(11,272)	(10,361)	—	(10,361)	(9)
Head Office	(743)	(453)	(290)	(336)	—	(336)	14
Total operating costs	(16,714)	(927)	(15,787)	(14,957)	—	(14,957)	(6)
UK bank levy	(180)	—	(180)	(176)	—	(176)	(2)
Litigation and conduct	(37)	—	(37)	(1,597)	(966)	(631)	94
Total operating expenses	(16,931)	(927)	(16,004)	(16,730)	(966)	(15,764)	(2)
Other net (expenses)/income	(9)	—	(9)	6	—	6
Profit before impairment	8,438	(927)	9,365	8,232	(674)	8,906	5
Credit impairment charges	(1,881)	—	(1,881)	(1,220)	—	(1,220)	(54)
Profit before tax	6,557	(927)	7,484	7,012	(674)	7,686	(3)
Attributable profit	4,274	(739)	5,013	5,023	(552)	5,575	(10)

Average tangible shareholders' equity (£bn)	47.4		47.4	48.3		48.3
Return on average tangible shareholders' equity	9.0%		10.6%	10.4%		11.6%
Cost: income ratio	67%		63%	67%		64%

1	Adjusting items: Q423 structural cost actions in 2023 and impact of the Over-issuance of Securities in 2022.

Reconciliation of financial results excluding adjusting items1

Three months ended	31.12.23			31.12.22
	Statutory	Adjusting items	Excluding adjusting items	Statutory	Adjusting items	Excluding adjusting items
	£m	£m	£m	£m	£m	£m	% Change
Barclays UK	1,792	—	1,792	1,970	—	1,970	(9)
Corporate and Investment Bank	2,390	—	2,390	2,576	—	2,576	(7)
Consumer, Cards and Payments	1,364	—	1,364	1,286	—	1,286	6
Barclays International	3,754	—	3,754	3,862	—	3,862	(3)
Head Office	52	—	52	(31)	—	(31)
Total income	5,598	—	5,598	5,801	—	5,801	(3)
Barclays UK	(1,153)	(168)	(985)	(1,108)	—	(1,108)	11
Corporate and Investment Bank	(2,134)	(188)	(1,946)	(1,796)	—	(1,796)	(8)
Consumer, Cards and Payments	(925)	(118)	(807)	(747)	—	(747)	(8)
Barclays International	(3,059)	(306)	(2,753)	(2,543)	—	(2,543)	(8)
Head Office	(523)	(453)	(70)	(97)	—	(97)	28
Total operating costs	(4,735)	(927)	(3,808)	(3,748)	—	(3,748)	(2)
UK bank levy	(180)	—	(180)	(176)	—	(176)	(2)
Litigation and conduct	(5)	—	(5)	(79)	—	(79)	94
Total operating expenses	(4,920)	(927)	(3,993)	(4,003)	—	(4,003)	—
Other net (expenses)/income	(16)	—	(16)	10	—	10
Profit before impairment	662	(927)	1,589	1,808	—	1,808	(12)
Credit impairment charges	(552)	—	(552)	(498)	—	(498)	(11)
Profit before tax	110	(927)	1,037	1,310	—	1,310	(21)
Attributable (loss)/profit	(111)	(739)	628	1,036	—	1,036	(39)

Average tangible shareholders' equity (£bn)	48.9		48.9	46.7		46.7
Return on average tangible shareholders' equity	(0.9)%		5.1%	8.9%		8.9%
Cost: income ratio	88%		71%	69%		69%

1	Adjusting items: Q423 structural cost actions in 2023 and impact of the Over-issuance of Securities in 2022

Group Finance Director's Review

2023 Group performance

●Barclays delivered a profit before tax of £6,557m (2022: £7,012m), RoTE of 9.0% (2022: 10.4%) and EPS of 27.7p (2022: 30.8p)
●Group income increased 2% to £25,378m primarily driven by the net benefit from the higher interest rate environment, including continued structural hedge income, and higher balances in US cards, partially offset by the non-repeat of the prior year income from hedging arrangements related to the Over-issuance of Securities and lower income in Global Markets and Investment Banking
●Group total operating expenses increased to £16,931m (2022: £16,730m)
–Group operating expenses excluding litigation and conduct charges increased to £16,894m (2022: £15,133m) driven by:
–£927m of structural cost actions in Q423 supporting the Group’s structural transformation and updated strategic priorities, bringing total structural cost actions for FY23 to £1,046m (2022: £151m)
–the impact of business growth and the Kensington Mortgage Company (KMC) acquisition in Barclays UK, as well as investments in resilience and controls
–the impact of inflation on the Group was more than offset by efficiency savings
–Litigation and conduct charges decreased to £37m (2022: £1,597m). Prior year charges included £966m of costs related to the Over-issuance of Securities, £282m of customer remediation costs relating to legacy loan portfolios in CC&P and £165m related to the Devices Settlements1
●Credit impairment charges were £1,881m (2022: £1,220m), driven by higher delinquencies in US cards, which was anticipated and led to higher coverage ratios. Total coverage ratio remains strong at 1.4% (December 2022: 1.4%)
●The effective tax rate (ETR) was 18.8% (2022: 14.8%). The 2023 ETR includes tax relief on payments made under Additional Tier 1 (AT1) instruments and on holdings of inflation-linked government bonds
●Attributable profit was £4,274m (2022: £5,023m)
●Total assets decreased to £1,477.5bn (December 2022: £1,513.7bn) reflecting a decrease in derivatives driven by lower market volatility and a decrease in the forward interest rates, and a reduction in the liquidity pool primarily driven by lower customer deposits in Barclays UK reflecting broader market trends. This was partially offset by an increase in trading securities and client balances as we facilitate client demand in Global Markets
●TNAV per share increased to 331p (December 2022: 295p) including: EPS of 27.7p, positive cash flow hedge reserve movements of 22p, and 8p from the reduction in share count following share buybacks of £1.25bn completed in 2023. This was partially offset by an 8p reduction from dividends paid during 2023 and net negative other reserve movements

Group capital and leverage

●The CET1 ratio decreased to 13.8% (December 2022: 13.9%) as RWAs increased by £6.2bn to £342.7bn partially offset by an increase in CET1 capital of £0.4bn to £47.3bn:
–c.125bps increase from 2023 attributable profit, including the c.25bps negative impact of structural cost actions, of which c.10bps are offset in other capital movements
–c.70bps decrease driven by returns to shareholders including the 8p per share total dividend and £1.25bn of share buybacks announced with FY22 and H123 results
–c.10bps decrease from other capital movements, including the impact of regulatory change on 1 January 2023 relating to IFRS 9 transitional relief, the impact of the KMC acquisition, and movements in other regulatory capital deductions
–c.50bps decrease as a result of a £13.2bn increase in RWAs excluding the impact of foreign exchange movements, primarily driven by higher CIB and CC&P RWAs
–An £8.2bn decrease in RWAs as a result of foreign exchange movements was offset by a £1.1bn decrease in CET1 capital due to a decrease in the currency translation reserve
●The UK leverage ratio decreased to 5.2% (December 2022: 5.3%) primarily due to a £38.3bn increase in leverage exposure to £1,168.3bn, largely driven by an increase in trading portfolio assets within Global Markets

1	Refers to the settlements with the SEC and Commodity Futures Trading Commission (CFTC) in connection with their investigations of the use of unauthorised devices for business communications.

Group funding and liquidity

●The liquidity metrics remain well above regulatory requirements, underpinned by well-diversified sources of funding, a stable global deposit franchise and a highly liquid balance sheet
●The liquidity pool was £298.1bn (December 2022: £318.0bn). The decrease in the liquidity pool was driven by a reduction in wholesale funding, a slight reduction in overall deposits, with a decrease in Barclays UK deposits being largely offset by growth in Corporate deposits, and changes in business funding consumption
●The average1 Liquidity Coverage Ratio (LCR) increased to 161% (December 2022: 156%), equivalent to a surplus of £117.7bn (December 2022: £114.4bn)
●Total deposits remained largely stable at £538.8bn (December 2022: £545.8bn)
●The average2 Net Stable Funding Ratio (NSFR) was 138% (December 2022: 137%), which represents a £167.1bn (December 2022: £155.6bn) surplus above the 100% regulatory requirement
●Wholesale funding outstanding, excluding repurchase agreements, was £176.8bn (December 2022: £184.0bn)
●The Group issued £14.1bn equivalent of minimum requirement for own funds and eligible liabilities (MREL) instruments from Barclays PLC (the Parent company) during 2023. The Group has a strong MREL position with a ratio of 33.6%, which is in excess of the regulatory requirement of 30.1% plus a confidential, institution specific, Prudential Regulation Authority (PRA) buffer

Other matters

●KMC acquisition: on 1 March 2023, Barclays completed the acquisition of UK specialist mortgage lender KMC, including a portfolio of mortgages totalling £2.2bn with an RWA impact of £0.8bn
●Combination of the Private Bank and Barclays UK Wealth business: on 1 May 2023, WM&I was transferred from Barclays UK to CC&P, creating a combined Private Bank and Wealth Management business. The combination seeks to improve customer and client experience and create business synergies:
–The business transferred includes c.£28bn of invested assets, generating annualised income of c.£0.2bn
●Purchase of Tesco Bank: Barclays announced on 9 February 2024 that Barclays Bank UK PLC has entered into an agreement with Tesco Personal Finance plc (operating using the trading name “Tesco Bank”) to acquire its retail banking business, which includes credit cards, unsecured personal loans, deposits and the operating infrastructure. Additionally, upon completion, Barclays Bank UK PLC will enter into a long-term, exclusive strategic partnership with Tesco Stores Limited for an initial period of 10 years to market and distribute credit cards, unsecured personal loans and deposits using the Tesco brand, as well as explore other opportunities to offer financial services to Tesco customers. The transaction involves the acquisition of approximately £8.3bn of unsecured lending balances, including approximately £4.2bn of gross credit card receivables and £4.1bn of gross unsecured personal loans, together with approximately £6.7bn in customer deposits. The acquisition is expected to reduce Barclays' CET1 ratio by c.30bps on completion, which is expected to occur in H224, subject to court sanction and regulatory approvals
●Sale of German consumer finance business: Barclays is currently engaged in a process to sell its German consumer finance business (comprising credit cards, unsecured personal loans and deposits), currently included within CC&P, as part of our ambition to simplify Barclays and support our focus on growing our key businesses. Any sale is expected to complete in 2024 and would be expected to be accretive to Barclays' CET1 ratio
●Barclays Payments business: going forward, Barclays will separate its issuing and merchant acquiring Payments businesses, moving the issuing business to the UK Corporate Bank and the merchant acquiring business to Head Office. Barclays has a UK market leading position in merchant acquiring, and continued investment into our propositions, particularly for Small and Medium Sized Enterprise (SME) clients, and leveraging greater scale are important. Barclays is considering various options to achieve this and has commenced a review of strategic partnership opportunities for the business. In connection with this, related goodwill and intangible assets of c.£0.3bn have been written down as structural cost actions, predominantly within Head Office
●Disposal of Italian retail mortgages: Barclays is in discussions with respect to the disposal of its Italian retail mortgage book currently in Head Office. Should the disposal occur, it would be expected to generate a loss on sale but to be broadly neutral to Barclays’ CET1 ratio as a result of a reduction in RWAs
●US credit card model migration to IRB: Barclays expects to migrate US credit card models from standardised to IRB in H224. This is a result of the PRA objective requiring banks using IRB modelling to apply it to at least 85% of their credit risk RWAs. This is expected to result in an increase in RWAs of c.£16bn in H224. Outside of US cards, Barclays is not expecting any further material impact from model migrations of current portfolios and has a number of planned mitigating actions
●FCA motor finance review: in January 2024, the UK Financial Conduct Authority (FCA) announced that it was appointing a skilled person to undertake a review of the historical use of discretionary commission arrangements and sales in the motor finance market across several firms. The FCA plans to set out next steps on this matter by the end of September 2024

Anna Cross, Group Finance Director

1	Represents average of the last 12 spot month end ratios.
2	Represents average of the last four spot quarter end ratios.

Results by Business

Barclays UK	Year ended			Three months ended
	31.12.23	31.12.22		31.12.23	31.12.22
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	6,431	5,893	9	1,575	1,600	(2)
Net fee, commission and other income	1,156	1,366	(15)	217	370	(41)
Total income	7,587	7,259	5	1,792	1,970	(9)
Operating costs	(4,393)	(4,260)	(3)	(1,153)	(1,108)	(4)
UK bank levy	(30)	(26)	(15)	(30)	(26)	(15)
Litigation and conduct	8	(41)		(4)	(13)	69
Total operating expenses	(4,415)	(4,327)	(2)	(1,187)	(1,147)	(3)
Other net income	—	—		—	1
Profit before impairment	3,172	2,932	8	605	824	(27)
Credit impairment charges	(304)	(286)	(6)	(37)	(157)	76
Profit before tax	2,868	2,646	8	568	667	(15)
Attributable profit	1,962	1,877	5	382	474	(19)

Performance measures
Return on average allocated tangible equity	19.2%	18.7%		14.9%	18.7%
Average allocated tangible equity (£bn)	10.2	10.0		10.2	10.2
Cost: income ratio	58%	60%		66%	58%
Loan loss rate (bps)	14	13		7	27
Net interest margin	3.13%	2.86%		3.07%	3.10%

Key facts
UK mortgage balances (£bn)	160.9	162.2
Mortgage gross lending flow (£bn)	22.7	30.3
Average loan to value of mortgage portfolio1	54%	50%
Average loan to value of new mortgage lending1	63%	68%
Number of branches	306	481
Mobile banking active customers (m)	11.0	10.5
30 day arrears rate - Barclaycard Consumer UK	0.9%	0.9%

Balance sheet information	£bn	£bn
Loans and advances to customers at amortised cost	202.8	205.1
Total assets	293.1	313.2
Customer deposits at amortised cost	241.1	258.0
Loan: deposit ratio	92%	87%
Risk weighted assets	73.5	73.1
Period end allocated tangible equity	10.2	10.1

1	Average loan to value (LTV) of mortgages is balance weighted and reflects both residential and buy-to-let (BTL) mortgage portfolios within the Home Loans portfolio.

Analysis of Barclays UK	Year ended			Three months ended
	31.12.23	31.12.22		31.12.23	31.12.22
Analysis of total income	£m	£m	% Change	£m	£m	% Change
Personal Banking	4,729	4,540	4	1,067	1,229	(13)
Barclaycard Consumer UK	964	1,093	(12)	242	269	(10)
Business Banking	1,894	1,626	16	483	472	2
Total income	7,587	7,259	5	1,792	1,970	(9)

Analysis of credit impairment charges
Personal Banking	(170)	(167)	(2)	35	(120)
Barclaycard Consumer UK	(162)	30		(73)	(12)
Business Banking	28	(149)		1	(25)
Total credit impairment charges	(304)	(286)	(6)	(37)	(157)	76

Analysis of loans and advances to customers at amortised cost	£bn	£bn
Personal Banking	170.1	169.7
Barclaycard Consumer UK	9.7	9.2
Business Banking	23.0	26.2
Total loans and advances to customers at amortised cost	202.8	205.1

Analysis of customer deposits at amortised cost
Personal Banking	185.4	195.6
Barclaycard Consumer UK	—	—
Business Banking	55.7	62.4
Total customer deposits at amortised cost	241.1	258.0

Barclays UK delivered a RoTE of 19.2% (20.4% excluding Q423 structural cost actions) supported by the higher interest rate environment and the continued investment in our transformation into a next-generation, digitised consumer bank.

2023 compared to 2022

Income statement

●Profit before tax increased 8% to £2,868m with a RoTE of 19.2% (2022: 18.7%)
●Total income increased 5% to £7,587m. NII increased 9% to £6,431m with a NIM of 3.13% (2022: 2.86%), as higher interest rates and associated structural hedge benefit outweighed mortgage margin pressure and adverse deposit dynamics reflecting wider market trends. Net fee, commission and other income decreased 15% to £1,156m including the impact of the transfer of WM&I to CC&P
–Personal Banking income increased 4% to £4,729m, driven by higher interest rates, partially offset by mortgage margin compression and movements in deposit volumes and mix resulting from cost of living pressures and customers searching for yield
–Barclaycard Consumer UK income decreased 12% to £964m as higher customer spend volumes were more than offset by lower interest earning lending balances following repayments and ongoing prudent risk management
–Business Banking income increased 16% to £1,894m driven by higher interest rates, partially offset by lower government scheme lending as repayments continue and lower deposit volumes
●Total operating expenses increased 2% to £4,415m, including £168m impact from Q423 structural cost actions. Excluding the impact of Q423 structural cost actions, operating expenses decreased 2%, driven by the transfer of WM&I to CC&P partially offset by the impact of inflation and the acquisition of KMC. Ongoing efficiency savings continue to be reinvested, including in our transformation programme to support sustainable improvement to the cost: income ratio over the longer term
●Credit impairment charges increased to £304m (2022: £286m), consistent with low delinquencies in UK cards and a high quality mortgage lending portfolio. UK cards 30 and 90 day arrears remained low at 0.9% (Q422: 0.9%) and 0.2% (Q422: 0.2%) respectively. The UK cards total coverage ratio was 6.8% (December 2022: 7.6%)

Balance sheet
●Loans and advances to customers at amortised cost decreased by 1% to £202.8bn (December 2022: £205.1bn), primarily reflecting continued repayment of government scheme lending in Business Banking, subdued mortgage lending amid lower market demand, partially offset by the acquisition of KMC
●Customer deposits at amortised cost decreased 7% to £241.1bn (December 2022: £258.0bn). Primarily driven by reduced current account balances in Personal and Business Banking, reflecting broader market trends. The loan: deposit ratio increased to 92% (December 2022: 87%)
●RWAs increased to £73.5bn (December 2022: £73.1bn), primarily due to the acquisition of KMC, broadly offset by reduction across lending portfolios

Barclays International	Year ended			Three months ended
	31.12.23	31.12.22		31.12.23	31.12.22
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	6,197	4,927	26	1,458	1,465	—
Net trading income	5,878	7,709	(24)	720	1,169	(38)
Net fee, commission and other income	5,843	5,231	12	1,576	1,228	28
Total income	17,918	17,867	—	3,754	3,862	(3)
Operating costs	(11,578)	(10,361)	(12)	(3,059)	(2,543)	(20)
UK bank levy	(136)	(133)	(2)	(136)	(133)	(2)
Litigation and conduct	(47)	(1,503)	97	(7)	(67)	90
Total operating expenses	(11,761)	(11,997)	2	(3,202)	(2,743)	(17)
Other net (expenses)/income	(2)	28		(14)	5
Profit before impairment	6,155	5,898	4	538	1,124	(52)
Credit impairment charges	(1,548)	(933)	(66)	(511)	(328)	(56)
Profit before tax	4,607	4,965	(7)	27	796	(97)
Attributable profit/(loss)	3,025	3,844	(21)	(124)	625

Performance measures
Return on average allocated tangible equity	8.2%	10.2%		(1.3)%	6.4%
Average allocated tangible equity (£bn)	37.0	37.6		37.1	38.9
Cost: income ratio	66%	67%		85%	71%
Loan loss rate (bps)	87	54		114	75
Net interest margin	5.78%	5.02%		5.43%	5.71%

Balance sheet information	£bn	£bn
Loans and advances to customers at amortised cost	126.8	133.7
Loans and advances to banks at amortised cost	8.4	8.7
Debt securities at amortised cost	39.0	27.2
Loans and advances at amortised cost	174.2	169.6
Trading portfolio assets	174.6	133.8
Derivative financial instrument assets	255.2	301.7
Financial assets at fair value through the income statement	203.7	210.5
Cash collateral and settlement balances	103.6	107.7
Other assets	254.8	258.0
Total assets	1,166.1	1,181.3
Deposits at amortised cost	297.7	287.6
Derivative financial instrument liabilities	249.8	288.9
Loan: deposit ratio	58%	59%
Risk weighted assets	259.1	254.8
Period end allocated tangible equity	37.6	36.8

Analysis of Barclays International
Corporate and Investment Bank	Year ended			Three months ended
	31.12.23	31.12.22		31.12.23	31.12.22
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	2,551	1,949	31	530	548	(3)
Net trading income	6,056	7,733	(22)	763	1,201	(36)
Net fee, commission and other income	4,003	3,686	9	1,097	827	33
Total income	12,610	13,368	(6)	2,390	2,576	(7)
Operating costs	(8,335)	(7,630)	(9)	(2,134)	(1,796)	(19)
UK bank levy	(129)	(126)	(2)	(129)	(126)	(2)
Litigation and conduct	6	(1,189)		(3)	(55)	95
Total operating expenses	(8,458)	(8,945)	5	(2,266)	(1,977)	(15)
Other net (expenses)/income	(3)	2		(6)	2
Profit before impairment	4,149	4,425	(6)	118	601	(80)
Credit impairment charges	(23)	(119)	81	(23)	(41)	44
Profit before tax	4,126	4,306	(4)	95	560	(83)
Attributable profit/(loss)	2,667	3,364	(21)	(61)	454

Performance measures
Return on average allocated tangible equity	8.4%	10.2%		(0.8)%	5.4%
Average allocated tangible equity (£bn)	31.7	32.8		31.6	33.7
Cost: income ratio	67%	67%		95%	77%
Loan loss rate (bps)	2	9		7	13

Balance sheet information	£bn	£bn
Loans and advances to customers at amortised cost	87.8	90.5
Loans and advances to banks at amortised cost	7.4	8.1
Debt securities at amortised cost	38.9	27.2
Loans and advances at amortised cost	134.1	125.8
Trading portfolio assets	174.5	133.7
Derivative financial instrument assets	255.1	301.6
Financial assets at fair value through the income statement	203.6	210.5
Cash collateral and settlement balances	102.9	106.9
Other assets	205.4	222.6
Total assets	1,075.6	1,101.1
Deposits at amortised cost	217.7	205.8
Derivative financial instrument liabilities	249.7	288.9
Risk weighted assets	216.8	215.9

Analysis of total income	£m	£m	% Change	£m	£m	% Change
FICC	4,845	5,695	(15)	724	976	(26)
Equities	2,373	3,149	(25)	431	440	(2)
Global Markets	7,218	8,844	(18)	1,155	1,416	(18)
Advisory	593	768	(23)	171	197	(13)
Equity capital markets	219	166	32	38	40	(5)
Debt capital markets	1,148	1,281	(10)	301	243	24
Investment Banking fees	1,960	2,215	(12)	510	480	6
Corporate lending	475	(231)		40	(128)
Transaction banking	2,957	2,540	16	685	808	(15)
Corporate	3,432	2,309	49	725	680	7
Total income	12,610	13,368	(6)	2,390	2,576	(7)

Analysis of Barclays International
Consumer, Cards and Payments	Year ended			Three months ended
	31.12.23	31.12.22		31.12.23	31.12.22
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	3,646	2,979	22	928	918	1
Net fee, commission, trading and other income	1,662	1,520	9	436	368	18
Total income	5,308	4,499	18	1,364	1,286	6
Operating costs	(3,243)	(2,731)	(19)	(925)	(747)	(24)
UK bank levy	(7)	(7)	—	(7)	(7)	—
Litigation and conduct	(53)	(314)	83	(4)	(12)	67
Total operating expenses	(3,303)	(3,052)	(8)	(936)	(766)	(22)
Other net income/(expenses)	1	26	(96)	(8)	3
Profit before impairment	2,006	1,473	36	420	523	(20)
Credit impairment charges	(1,525)	(814)	(87)	(488)	(287)	(70)
Profit before tax	481	659	(27)	(68)	236
Attributable profit/(loss)	358	480	(25)	(63)	171

Performance measures
Return on average allocated tangible equity	6.7%	10.0%		(4.5)%	13.0%
Average allocated tangible equity (£bn)	5.3	4.8		5.5	5.2
Cost: income ratio	62%	68%		69%	60%
Loan loss rate (bps)	354	175		449	245

Key facts
US cards 30 day arrears rate	2.9%	2.2%
US cards customer FICO score distribution
<660	12%	11%
>660	88%	89%
Total number of payments clients	402k	395k
Value of payments processed (£bn)1	324	307

Balance sheet information	£bn	£bn
Loans and advances to customers at amortised cost	39.0	43.2
Total assets	90.5	80.2
Deposits at amortised cost	80.0	81.8
Risk weighted assets	42.3	38.9

Analysis of total income	£m	£m	% Change	£m	£m	% Change
International Cards and Consumer Bank	3,569	2,913	23	944	860	10
Private Bank	1,190	1,014	17	306	285	7
Payments	549	572	(4)	114	141	(19)
Total income	5,308	4,499	18	1,364	1,286	6

1	Includes £311bn (2022: £296bn) of merchant acquiring payments.

Barclays International delivered a RoTE of 8.2% (8.8% excluding Q423 structural cost actions of £306m) despite the reduced banking industry fee pool and lower client activity in Global Markets. Excluding Q423 structural cost actions, CIB delivered a RoTE of 8.9%, reflecting the benefits of income diversification and investment in sustainable growth, and CC&P delivered a RoTE of 8.6%, reflecting the impact of higher impairment charges, partially offset by balance growth and increased income from the continued investment in the business. Barclays International has a diverse income profile across businesses and geographies including a significant presence in the US.

2023 compared to 2022

Income statement

●Barclays International RoTE was 8.2% (2022: 10.2%) with a profit before tax of £4,607m (2022: £4,965m) including £306m (CIB: £188m, CC&P: £118m) of Q423 structural cost actions. CIB delivered a RoTE of 8.4% (2022: 10.2%) and CC&P 6.7% (2022: 10.0%)
–Total income was broadly flat at £17,918m, prior year included a £292m income impact from hedging arrangements related to the Over-issuance of securities
–Total operating expenses decreased 2% to £11,761m including £306m of structural cost actions in Q423. Prior year included £966m of litigation and conduct charges relating to the Over-issuance of securities
●Excluding the impact of Q423 structural cost actions and the Over-issuance of Securities in the prior year1:
–Total income increased to £17,918m (2022: 17,575m)
–CIB income decreased 4% to £12,610m (2022: £13,076m)
–Global Markets income decreased 16% to £7,218m against a record prior year comparative2. FICC income decreased 15% to £4,845m, reflecting lower market volatility and client activity. Equities income decreased 17% to £2,373m, driven by a decline in derivatives income reflecting less volatile equity market conditions.
–Investment Banking fees decreased 12% to £1,960m due to the reduced fee pool across the industry3. Advisory decreased 23% and Debt capital markets decreased 10%, while Equity capital markets increased 32%
–Within Corporate, Transaction banking income increased 16% to £2,957m driven by improved deposit margins in the higher interest rate environment with stable deposit balances. Corporate lending income increased to £475m (2022: £231m loss) mainly driven by lower costs of hedging and lower fair value losses on leverage finance lending net of mark to market gains on related hedges
–CC&P income increased 18% to £5,308m
–International Cards and Consumer Bank income increased 23% to £3,569m reflecting higher cards balances and improved margins, including the Gap Inc. portfolio acquisition in Q222
–Private Bank income increased 17% to £1,190m, due to the transfer of WM&I from Barclays UK, client balance growth and improved deposits margin in the higher rate environment
–Payments income decreased 4% to £549m driven by margin compression
–Total operating expenses increased 4% to £11,455m
–CIB total operating expenses increased 4% to £8,270m, reflecting investment in talent and technology, and the impact of inflation, partially offset by the non-repeat of prior year litigation and conduct charges mainly relating to Device Settlements4 and efficiency savings
–CC&P total operating expenses increased 4% to £3,185m, driven by higher investment spend to support growth, mainly in marketing and partnership costs, the transfer of WM&I from Barclays UK, and the impact of inflation, partially offset by the non-repeat of prior year litigation and conduct charges mainly relating to customer remediation costs and efficiency savings
●Credit impairment charges were £1,548m (2022: £933m)
–CIB credit impairment charges were £23m (2022: £119m), driven by single name charges, partially offset by the benefit of credit protection
–CC&P credit impairment charges increased to £1,525m (2022: £814m), driven by higher delinquencies in US cards, which was anticipated and led to higher coverage ratios. 30 and 90 day arrears at 2.9% (Q422: 2.2%) and 1.5% (Q422: 1.2%) respectively. The US cards total coverage ratio was 10.2% (December 2022: 8.1%)

1	The Over-issuance of Securities in the prior year impacted Equities within Global markets, CIB and Barclays International only.
2	Period covering 2014-2023. Pre 2014 data was not restated following re-segmentation in 2016.
3	Data source: Dealogic for the period covering 1 January to 31 December 2023.
4	Refers to the settlements with the SEC and CFTC in connection with their investigations of the use of unauthorised devices for business communications.

Balance sheet

●Loans and advances at amortised cost increased £4.6bn to £174.2bn driven by increased investment in debt securities in Treasury. In addition, there has been balance growth in CC&P which was offset by net loan repayments in CIB and transfer to held for sale of the German consumer finance business
●Trading portfolio assets increased £40.8bn to £174.6bn driven by an increase in debt and equity securities as we facilitate client demand in Global Markets
●Derivative assets and liabilities decreased £46.5bn and £39.1bn to £255.2bn and £249.8bn respectively reflecting lower market volatility and a decrease in the forward interest rates
●Financial assets at fair value through the income statement decreased £6.8bn to £203.7bn driven by increased secured lending which was more than offset by trade optimisations
●Deposits at amortised cost increased £10.1bn to £297.7bn driven by increased deposits in CIB
●RWAs increased to £259.1bn (December 2022: £254.8bn) driven by higher CC&P RWAs

Head Office	Year ended			Three months ended
	31.12.23	31.12.22		31.12.23	31.12.22
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	81	(248)		106	(324)
Net fee, commission and other income	(208)	78		(54)	293
Total income	(127)	(170)	25	52	(31)
Operating costs	(743)	(336)		(523)	(97)
UK bank levy	(14)	(17)	18	(14)	(17)	18
Litigation and conduct	2	(53)		6	1
Total operating expenses	(755)	(406)	(86)	(531)	(113)
Other net (expenses)/income	(7)	(22)	68	(2)	4
Loss before impairment	(889)	(598)	(49)	(481)	(140)
Credit impairment charges	(29)	(1)		(4)	(13)	69
Loss before tax	(918)	(599)	(53)	(485)	(153)
Attributable loss	(713)	(698)	(2)	(369)	(63)

Performance measures
Average allocated tangible equity (£bn)	0.2	0.7		1.6	(2.4)

Balance sheet information	£bn	£bn
Total assets	18.3	19.2
Risk weighted assets	10.2	8.6
Period end allocated tangible equity	2.3	(0.2)

2023 compared to 2022

Income statement

●Loss before tax was £918m (2022: £599m) including £453m Q423 structural cost actions
●Total income was an expense of £127m (2022: £170m) primarily reflecting hedge accounting and treasury items
●Total operating expenses increased to £755m (2022: £406m) primarily driven by £453m of Q423 structural cost actions partially offset by lower litigation and conduct charges
–Head Office structural cost actions principally include the software intangibles impairment related to the merchant acquiring business (c.£260m), and the Canary Wharf office lease exit (c.£140m)

Balance sheet

●RWAs were £10.2bn (December 2022: £8.6bn) primarily driven by methodology and policy updates, and increases in non-customer assets

Quarterly Results Summary

Barclays Group
	Q423	Q323	Q223	Q123	Q422	Q322	Q222	Q122
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	3,139	3,247	3,270	3,053	2,741	3,068	2,422	2,341
Net fee, commission and other income	2,459	3,011	3,015	4,184	3,060	2,883	4,286	4,155
Total income	5,598	6,258	6,285	7,237	5,801	5,951	6,708	6,496
Operating costs	(4,735)	(3,949)	(3,919)	(4,111)	(3,748)	(3,939)	(3,682)	(3,588)
UK bank levy	(180)	—	—	—	(176)	—	—	—
Litigation and conduct	(5)	—	(33)	1	(79)	339	(1,334)	(523)
Total operating expenses	(4,920)	(3,949)	(3,952)	(4,110)	(4,003)	(3,600)	(5,016)	(4,111)
Other net (expenses)/income	(16)	9	3	(5)	10	(1)	7	(10)
Profit before impairment	662	2,318	2,336	3,122	1,808	2,350	1,699	2,375
Credit impairment charges	(552)	(433)	(372)	(524)	(498)	(381)	(200)	(141)
Profit before tax	110	1,885	1,964	2,598	1,310	1,969	1,499	2,234
Tax credit/(charges)	23	(343)	(353)	(561)	33	(249)	(209)	(614)
Profit after tax	133	1,542	1,611	2,037	1,343	1,720	1,290	1,620
Non-controlling interests	(25)	(9)	(22)	(8)	(22)	(2)	(20)	(1)
Other equity instrument holders	(219)	(259)	(261)	(246)	(285)	(206)	(199)	(215)
Attributable (loss)/profit	(111)	1,274	1,328	1,783	1,036	1,512	1,071	1,404

Performance measures
Return on average tangible shareholders' equity	(0.9)%	11.0%	11.4%	15.0%	8.9%	12.5%	8.7%	11.5%
Average tangible shareholders' equity (£bn)	48.9	46.5	46.7	47.6	46.7	48.6	49.0	48.8
Cost: income ratio	88%	63%	63%	57%	69%	60%	75%	63%
Loan loss rate (bps)	54	42	37	52	49	36	20	15
Basic earnings per share	(0.7)p	8.3p	8.6p	11.3p	6.5p	9.4p	6.4p	8.4p
Basic weighted average number of shares (m)	15,092	15,405	15,523	15,770	15,828	16,148	16,684	16,682
Period end number of shares (m)	15,155	15,239	15,556	15,701	15,871	15,888	16,531	16,762

Balance sheet and capital management1	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	333.3	339.6	337.4	343.6	343.3	346.3	337.2	325.8
Loans and advances to banks at amortised cost	9.5	11.5	10.9	11.0	10.0	12.5	12.5	11.4
Debt securities at amortised cost	56.7	54.3	53.1	48.9	45.5	54.8	46.1	34.5
Loans and advances at amortised cost	399.5	405.4	401.4	403.5	398.8	413.7	395.8	371.7
Loans and advances at amortised cost impairment coverage ratio	1.4%	1.4%	1.4%	1.4%	1.4%	1.4%	1.4%	1.5%
Total assets	1,477.5	1,591.7	1,549.7	1,539.1	1,513.7	1,726.9	1,589.2	1,496.1
Deposits at amortised cost	538.8	561.3	554.7	555.7	545.8	574.4	568.7	546.5
Tangible net asset value per share	331p	316p	291p	301p	295p	286p	297p	294p
Common equity tier 1 ratio	13.8%	14.0%	13.8%	13.6%	13.9%	13.8%	13.6%	13.8%
Common equity tier 1 capital	47.3	48.0	46.6	46.0	46.9	48.6	46.7	45.3
Risk weighted assets	342.7	341.9	336.9	338.4	336.5	350.8	344.5	328.8
UK leverage ratio	5.2%	5.0%	5.1%	5.1%	5.3%	5.0%	5.1%	5.0%
UK leverage exposure	1,168.3	1,202.4	1,183.7	1,168.9	1,130.0	1,232.1	1,151.2	1,123.5

Funding and liquidity
Group liquidity pool (£bn)	298.1	335.0	330.7	333.0	318.0	325.8	342.5	319.8
Liquidity coverage ratio2	161%	159%	157%	157%	156%	156%	157%	159%
Net stable funding ratio3	138%	138%	139%	139%	137%
Loan: deposit ratio	74%	72%	72%	73%	73%	72%	70%	68%

1	Refer to pages 55 to 59 for further information on how capital, RWAs and leverage are calculated.
2	The Liquidity Coverage Ratio is based on the average of the last 12 spot month end ratios. Prior period LCR comparatives have been updated for consistency.
3	Represents average of the last four spot quarter end positions.

Barclays UK
	Q423	Q323	Q223	Q123	Q422	Q322	Q222	Q122
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	1,575	1,578	1,660	1,618	1,600	1,561	1,393	1,339
Net fee, commission and other income	217	295	301	343	370	355	331	310
Total income	1,792	1,873	1,961	1,961	1,970	1,916	1,724	1,649
Operating costs	(1,153)	(1,058)	(1,090)	(1,092)	(1,108)	(1,069)	(1,085)	(998)
UK bank levy	(30)	—	—	—	(26)	—	—	—
Litigation and conduct	(4)	9	5	(2)	(13)	(3)	(16)	(9)
Total operating expenses	(1,187)	(1,049)	(1,085)	(1,094)	(1,147)	(1,072)	(1,101)	(1,007)
Other net income/(expenses)	—	—	—	—	1	(1)	—	—
Profit before impairment	605	824	876	867	824	843	623	642
Credit impairment charges	(37)	(59)	(95)	(113)	(157)	(81)	—	(48)
Profit before tax	568	765	781	754	667	762	623	594
Attributable profit	382	531	534	515	474	549	458	396

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	202.8	204.9	206.8	208.2	205.1	205.1	205.9	207.3
Total assets	293.1	299.9	304.8	308.6	313.2	316.8	318.8	317.2
Customer deposits at amortised cost	241.1	243.2	249.8	254.3	258.0	261.0	261.5	260.3
Loan: deposit ratio	92%	92%	90%	90%	87%	86%	85%	85%
Risk weighted assets	73.5	73.2	73.0	74.6	73.1	73.2	72.2	72.7
Period end allocated tangible equity	10.2	10.1	10.1	10.3	10.1	10.1	9.9	10.1

Performance measures
Return on average allocated tangible equity	14.9%	21.0%	20.9%	20.0%	18.7%	22.1%	18.4%	15.6%
Average allocated tangible equity (£bn)	10.2	10.1	10.2	10.3	10.2	9.9	10.0	10.1
Cost: income ratio	66%	56%	55%	56%	58%	56%	64%	61%
Loan loss rate (bps)	7	10	17	20	27	14	—	9
Net interest margin	3.07%	3.04%	3.22%	3.18%	3.10%	3.01%	2.71%	2.62%

Analysis of Barclays UK	Q423	Q323	Q223	Q123	Q422	Q322	Q222	Q122
Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
Personal Banking	1,067	1,165	1,244	1,253	1,229	1,212	1,077	1,022
Barclaycard Consumer UK	242	238	237	247	269	283	265	276
Business Banking	483	470	480	461	472	421	382	351
Total income	1,792	1,873	1,961	1,961	1,970	1,916	1,724	1,649

Analysis of credit impairment charges
Personal Banking	35	(85)	(92)	(28)	(120)	(26)	(42)	21
Barclaycard Consumer UK	(73)	29	(35)	(83)	(12)	2	84	(44)
Business Banking	1	(3)	32	(2)	(25)	(57)	(42)	(25)
Total credit impairment charges	(37)	(59)	(95)	(113)	(157)	(81)	—	(48)

Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Personal Banking	170.1	172.3	173.3	173.6	169.7	168.7	167.1	166.5
Barclaycard Consumer UK	9.7	9.6	9.3	9.0	9.2	9.0	8.8	8.4
Business Banking	23.0	23.0	24.2	25.6	26.2	27.4	30.0	32.4
Total loans and advances to customers at amortised cost	202.8	204.9	206.8	208.2	205.1	205.1	205.9	207.3

Analysis of customer deposits at amortised cost
Personal Banking	185.4	186.1	191.1	194.3	195.6	197.3	197.0	196.6
Barclaycard Consumer UK	—	—	—	—	—	—	—	—
Business Banking	55.7	57.1	58.7	60.0	62.4	63.7	64.5	63.7
Total customer deposits at amortised cost	241.1	243.2	249.8	254.3	258.0	261.0	261.5	260.3

Barclays International
	Q423	Q323	Q223	Q123	Q422	Q322	Q222	Q122
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	1,458	1,655	1,730	1,354	1,465	1,497	1,029	936
Net trading income	720	1,461	1,278	2,419	1,169	1,328	2,766	2,446
Net fee, commission and other income	1,576	1,326	1,432	1,509	1,228	1,240	1,321	1,442
Total income	3,754	4,442	4,440	5,282	3,862	4,065	5,116	4,824
Operating costs	(3,059)	(2,816)	(2,747)	(2,956)	(2,543)	(2,776)	(2,537)	(2,505)
UK bank levy	(136)	—	—	—	(133)	—	—	—
Litigation and conduct	(7)	(10)	(33)	3	(67)	396	(1,319)	(513)
Total operating expenses	(3,202)	(2,826)	(2,780)	(2,953)	(2,743)	(2,380)	(3,856)	(3,018)
Other net (expenses)/income	(14)	3	6	3	5	10	5	8
Profit before impairment	538	1,619	1,666	2,332	1,124	1,695	1,265	1,814
Credit impairment charges	(511)	(358)	(275)	(404)	(328)	(295)	(209)	(101)
Profit before tax	27	1,261	1,391	1,928	796	1,400	1,056	1,713
Attributable (loss)/profit	(124)	848	953	1,348	625	1,136	783	1,300

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	126.8	130.8	126.6	131.0	133.7	137.0	126.7	113.9
Loans and advances to banks at amortised cost	8.4	10.3	9.7	9.8	8.7	11.0	11.3	10.2
Debt securities at amortised cost	39.0	36.4	35.2	30.8	27.2	36.2	29.3	20.7
Loans and advances at amortised cost	174.2	177.5	171.5	171.6	169.6	184.2	167.3	144.8
Trading portfolio assets	174.6	155.4	165.1	137.7	133.8	126.3	126.9	134.1
Derivative financial instrument assets	255.2	280.4	264.9	256.6	301.7	415.7	343.5	288.8
Financial assets at fair value through the income statement	203.7	238.3	232.2	245.0	210.5	244.7	209.3	203.8
Cash collateral and settlement balances	103.6	136.0	123.9	125.5	107.7	163.3	128.5	132.0
Other assets	254.8	285.5	268.8	275.0	258.0	257.2	275.1	255.5
Total assets	1,166.1	1,273.1	1,226.4	1,211.4	1,181.3	1,391.4	1,250.6	1,159.0
Deposits at amortised cost	297.7	318.2	305.0	301.6	287.6	313.2	307.4	286.1
Derivative financial instrument liabilities	249.8	268.3	254.5	246.7	288.9	394.2	321.2	277.2
Loan: deposit ratio	58%	56%	56%	57%	59%	59%	54%	51%
Risk weighted assets	259.1	259.2	254.6	255.1	254.8	269.3	263.8	245.1
Period end allocated tangible equity	37.6	37.1	36.7	36.8	36.8	38.8	38.0	35.6

Performance measures
Return on average allocated tangible equity	(1.3)%	9.2%	10.3%	14.5%	6.4%	11.6%	8.4%	14.8%
Average allocated tangible equity (£bn)	37.1	36.8	37.1	37.1	38.9	39.1	37.3	35.1
Cost: income ratio	85%	64%	63%	56%	71%	59%	75%	63%
Loan loss rate (bps)	114	78	63	94	75	62	49	28
Net interest margin	5.43%	5.98%	5.85%	5.87%	5.71%	5.58%	4.41%	4.15%

Analysis of Barclays International

Corporate and Investment Bank	Q423	Q323	Q223	Q123	Q422	Q322	Q222	Q122
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	530	700	856	465	548	606	410	385
Net trading income	763	1,503	1,353	2,437	1,201	1,344	2,738	2,450
Net fee, commission and other income	1,097	879	953	1,074	827	871	885	1,103
Total income	2,390	3,082	3,162	3,976	2,576	2,821	4,033	3,938
Operating costs	(2,134)	(2,015)	(1,984)	(2,202)	(1,796)	(2,043)	(1,870)	(1,921)
UK bank levy	(129)	—	—	—	(126)	—	—	—
Litigation and conduct	(3)	7	(1)	3	(55)	498	(1,314)	(318)
Total operating expenses	(2,266)	(2,008)	(1,985)	(2,199)	(1,977)	(1,545)	(3,184)	(2,239)
Other net (expenses)/income	(6)	2	1	—	2	—	—	—
Profit before impairment	118	1,076	1,178	1,777	601	1,276	849	1,699
Credit impairment (charges)/releases	(23)	20	13	(33)	(41)	(46)	(65)	33
Profit before tax	95	1,096	1,191	1,744	560	1,230	784	1,732
Attributable (loss)/profit	(61)	721	798	1,209	454	1,015	579	1,316

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	87.8	87.9	84.8	89.2	90.5	93.6	86.5	79.5
Loans and advances to banks at amortised cost	7.4	9.6	9.0	9.2	8.1	10.2	10.0	9.4
Debt securities at amortised cost	38.9	36.3	35.1	30.7	27.2	36.2	29.3	20.7
Loans and advances at amortised cost	134.1	133.8	128.9	129.1	125.8	140.0	125.8	109.6
Trading portfolio assets	174.5	155.3	165.0	137.6	133.7	126.1	126.7	134.0
Derivative financial instruments assets	255.1	280.4	264.8	256.5	301.6	415.5	343.4	288.7
Financial assets at fair value through the income statement	203.6	238.2	232.1	244.9	210.5	244.6	209.2	203.8
Cash collateral and settlement balances	102.9	135.2	122.5	124.7	106.9	162.6	127.7	131.2
Other assets	205.4	237.2	224.6	230.3	222.6	220.6	237.2	222.5
Total assets	1,075.6	1,180.1	1,137.9	1,123.1	1,101.1	1,309.4	1,170.0	1,089.8
Deposits at amortised cost	217.7	236.9	225.5	221.0	205.8	229.5	229.5	214.7
Derivative financial instrument liabilities	249.7	268.3	254.5	246.7	288.9	394.2	321.2	277.1
Risk weighted assets	216.8	219.2	216.5	216.8	215.9	230.6	227.6	213.5

Performance measures
Return on average allocated tangible equity	(0.8)%	9.2%	10.0%	15.2%	5.4%	11.9%	7.1%	17.1%
Average allocated tangible equity (£bn)	31.6	31.5	31.8	31.8	33.7	34.0	32.7	30.8
Cost: income ratio	95%	65%	63%	55%	77%	55%	79%	57%
Loan loss rate (bps)	7	(6)	(4)	10	13	13	20	(12)
Net interest margin	3.00%	3.65%	3.98%	3.95%	3.73%	3.56%	2.88%	2.52%

Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
FICC	724	1,147	1,186	1,788	976	1,546	1,529	1,644
Equities	431	675	563	704	440	246	1,411	1,052
Global Markets	1,155	1,822	1,749	2,492	1,416	1,792	2,940	2,696
Advisory	171	80	130	212	197	150	236	185
Equity capital markets	38	62	69	50	40	42	37	47
Debt capital markets	301	233	273	341	243	341	281	416
Investment Banking fees	510	375	472	603	480	533	554	648
Corporate lending	40	172	168	95	(128)	(181)	(47)	125
Transaction banking	685	713	773	786	808	677	586	469
Corporate	725	885	941	881	680	496	539	594
Total income	2,390	3,082	3,162	3,976	2,576	2,821	4,033	3,938

Analysis of Barclays International

Consumer, Cards and Payments	Q423	Q323	Q223	Q123	Q422	Q322	Q222	Q122
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	928	955	874	889	918	891	619	551
Net fee, commission, trading and other income	436	405	404	417	368	353	464	335
Total income	1,364	1,360	1,278	1,306	1,286	1,244	1,083	886
Operating costs	(925)	(801)	(763)	(754)	(747)	(733)	(667)	(584)
UK bank levy	(7)	—	—	—	(7)	—	—	—
Litigation and conduct	(4)	(17)	(32)	—	(12)	(102)	(5)	(195)
Total operating expenses	(936)	(818)	(795)	(754)	(766)	(835)	(672)	(779)
Other net (expenses)/income	(8)	1	5	3	3	10	5	8
Profit before impairment	420	543	488	555	523	419	416	115
Credit impairment charges	(488)	(378)	(288)	(371)	(287)	(249)	(144)	(134)
(Loss)/profit before tax	(68)	165	200	184	236	170	272	(19)
Attributable (loss)/profit	(63)	127	155	139	171	121	204	(16)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	39.0	42.9	41.7	41.8	43.2	43.4	40.2	34.4
Total assets	90.5	93.0	88.5	88.3	80.2	82.0	80.6	69.2
Deposits at amortised cost	80.0	81.3	79.5	80.6	81.8	83.7	77.9	71.4
Risk weighted assets	42.3	39.9	38.1	38.2	38.9	38.7	36.2	31.6

Performance measures
Return on average allocated tangible equity	(4.5)%	9.6%	11.8%	10.5%	13.0%	9.5%	17.8%	(1.5)%
Average allocated tangible equity (£bn)	5.5	5.3	5.3	5.3	5.2	5.1	4.6	4.3
Cost: income ratio	69%	60%	62%	58%	60%	67%	62%	88%
Loan loss rate (bps)	449	321	255	332	245	211	132	145
Net interest margin	8.44%	8.88%	8.25%	8.42%	8.40%	8.41%	6.68%	6.56%

Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
International Cards and Consumer Bank	944	890	835	900	860	824	691	538
Private Bank	306	331	295	258	285	270	245	214
Payments	114	139	148	148	141	150	147	134
Total income	1,364	1,360	1,278	1,306	1,286	1,244	1,083	886

Head Office
	Q423	Q323	Q223	Q123	Q422	Q322	Q222	Q122
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	106	14	(120)	81	(324)	10	—	66
Net fee, commission and other income	(54)	(71)	4	(87)	293	(40)	(132)	(43)
Total income	52	(57)	(116)	(6)	(31)	(30)	(132)	23
Operating costs	(523)	(75)	(82)	(63)	(97)	(94)	(60)	(85)
UK bank levy	(14)	—	—	—	(17)	—	—	—
Litigation and conduct	6	1	(5)	—	1	(54)	1	(1)
Total operating expenses	(531)	(74)	(87)	(63)	(113)	(148)	(59)	(86)
Other net (expenses)/income	(2)	6	(3)	(8)	4	(10)	2	(18)
Loss before impairment	(481)	(125)	(206)	(77)	(140)	(188)	(189)	(81)
Credit impairment (charges)/releases	(4)	(16)	(2)	(7)	(13)	(5)	9	8
Loss before tax	(485)	(141)	(208)	(84)	(153)	(193)	(180)	(73)
Attributable loss	(369)	(105)	(159)	(80)	(63)	(173)	(170)	(292)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	18.3	18.7	18.5	19.1	19.2	18.7	19.8	19.9
Risk weighted assets	10.2	9.5	9.3	8.8	8.6	8.2	8.6	11.0
Period end allocated tangible equity	2.3	1.0	(1.5)	0.2	(0.2)	(3.5)	1.1	3.6

Performance measures
Average allocated tangible equity (£bn)	1.6	(0.4)	(0.6)	0.2	(2.4)	(0.4)	1.7	3.6

Performance Management

Margins and balances
	Year ended 31.12.23			Year ended 31.12.22
	Net interest income	Average customer assets	Net interest margin	Net interest income	Average customer assets	Net interest margin
	£m	£m	%	£m	£m	%
Barclays UK	6,431	205,667	3.13	5,893	205,972	2.86
Corporate and Investment Bank	1,991	54,600	3.65	1,796	56,008	3.21
Consumer, Cards and Payments	3,646	42,910	8.50	2,979	39,193	7.60
Barclays International	5,637	97,510	5.78	4,775	95,201	5.02
Barclays Group	12,068	303,177	3.98	10,668	301,173	3.54
Other1	641			(96)
Total Barclays Group net interest income	12,709			10,572

1	Other comprises net interest income from Global Markets within Barclays International and Head Office including hedge accounting.

The Barclays Group NIM has increased 44bps from 3.54% in 2022 to 3.98% in 2023, driven by the higher interest rate environment and continued structural hedge income momentum across the Group as well as higher balances in CC&P including the Gap Inc. portfolio acquisition, partially offset by product dynamics in deposits and mortgages.

The Group’s combined product and equity structural hedge notional amount at 31 December 2023 was £246bn (Dec 2022: £263bn), with an average duration of close to 2.5 years. Gross structural hedge contributions of £3,623m (Q422: £2,196m) and net structural hedge contributions of £(8,209)m (Q422: £(1,544)m) are included in Group net interest income. Gross structural hedge contributions represent the absolute level of interest earned from the fixed receipts on swaps in the structural hedge, while the net structural hedge contributions represent the net interest earned on the difference between the structural hedge rate and prevailing floating rates.

Quarterly analysis
	Q423	Q323	Q223	Q123	Q422
Net interest income	£m	£m	£m	£m	£m
Barclays UK	1,575	1,578	1,660	1,618	1,600
Corporate and Investment Bank	409	491	540	551	556
Consumer, Cards and Payments	928	955	874	889	918
Barclays International	1,337	1,446	1,414	1,440	1,474
Barclays Group	2,912	3,024	3,074	3,058	3,074

Average customer assets	£m	£m	£m	£m	£m
Barclays UK	203,646	205,693	207,073	206,241	204,941
Corporate and Investment Bank	54,089	53,290	54,417	56,612	59,146
Consumer, Cards and Payments	43,623	42,678	42,503	42,840	43,319
Barclays International	97,712	95,968	96,920	99,452	102,465
Barclays Group	301,358	301,661	303,993	305,693	307,406

Net interest margin	%	%	%	%	%
Barclays UK	3.07	3.04	3.22	3.18	3.10
Corporate and Investment Bank	3.00	3.65	3.98	3.95	3.73
Consumer, Cards and Payments	8.44	8.88	8.25	8.42	8.40
Barclays International	5.43	5.98	5.85	5.87	5.71
Barclays Group	3.83	3.98	4.06	4.06	3.97

Remuneration

Deferred bonuses are payable only once an employee meets certain conditions, including a specified period of future service. This creates a timing difference between the communication of the bonus pool and the charges that are recognised in the income statement which are reconciled in the table below to show the charge for performance costs. Refer to the Remuneration Report on pages 191 to 229 of the Barclays PLC Annual Report 2023 for further detail on remuneration. The table below includes the other elements of compensation and staff costs.

	Year ended 31.12.23	Year ended 31.12.22
	£m	£m	% Change
Incentive awards granted:
Current year bonus	1,202	1,241	3
Deferred bonus	543	549	1
Total incentive awards granted	1,745	1,790	3

Reconciliation of incentive awards granted to income statement charge:
Less: deferred bonuses granted but not charged in current year	(384)	(388)	1
Add: current year charges for deferred bonuses from previous years	390	399	2
Other differences between incentive awards granted and income statement charge	(1)	35
Income statement charge for performance costs	1,750	1,836	5

Other income statement charges:
Salaries	5,120	4,732	(8)
Social security costs	755	714	(6)
Post-retirement benefits1	539	563	4
Other compensation costs	555	504	(10)
Total compensation costs2	8,719	8,349	(4)

Other resourcing costs
Outsourcing	601	607	1
Redundancy and restructuring3	452	(7)
Temporary staff costs	91	113	19
Other	154	190	19
Total other resourcing costs	1,298	903	(44)

Total staff costs	10,017	9,252	(8)

Group compensation costs as a % of total income	34.4	33.5
Group staff costs as a % of total income	39.5	37.1

One of the primary considerations for performance costs are Group and business level returns, alongside other financial and non-financial measures, including strategic delivery, risk and conduct, aligning colleague, shareholder and wider stakeholder interests.

1	Post-retirement benefits charge includes £371m (2022: £313m) in respect of defined contribution schemes and £168m (2022: £250m) in respect of defined benefit schemes.
2	£860m (2022: £604m) of Group compensation cost was capitalised as internally generated software and excluded from the Staff cost disclosed above.
3	Redundancy and restructuring cost included £340m relating to structural cost actions taken in Q4 2023.

Deferred bonuses have been awarded and are expected to be charged to the income statement in the years outlined in the table that follows:

Year in which income statement charge is expected to be taken for deferred bonuses awarded to date1

	Actual		Expected1, 2
	Year ended	Year ended	Year ended	2025 and
	31.12.22	31.12.23	31.12.24	beyond
	£m	£m	£m	£m
Deferred bonuses from 2020 and earlier bonus pools	185	53	—	—
Deferred bonuses from 2021 bonus pool	214	150	77	14
Deferred bonuses from 2022 bonus pool	161	187	132	82
Deferred bonuses from 2023 bonus pool	—	159	152	174
Income statement charge for deferred bonuses	560	549	361	270

1	The actual amount charged depends upon whether conditions have been met and may vary compared with the above expectation.
2	Does not include the impact of grants which will be made in 2024 and beyond.

Charging of deferred bonus profile1

Grant date	Expected payment date(s)2 and percentage of the deferred bonus paid	Year	Income statement charge % profile of 2023 onwards3,4
March 2024		2023	33%
		2024	31%
	March 2025 (33.3%)	2025	21%
	March 2026 (33.3%)	2026	13%
	March 2027 (33.3%)	2027	2%

1	Represents a typical vesting schedule for deferred awards. Certain awards may be subject to a 3, 4, 5 or 7 year deferral in line with regulatory requirements.
2	Share awards may be subject to an additional holding period.
3	The income statement charge is based on the period over which conditions are met.
4	Income statement charge profile % disclosed as a percentage of the award excluding lapse.

Risk Management

Risk management and principal risks

The roles and responsibilities of the business groups, Risk and Compliance in the management of risk in the Group are defined in the Enterprise Risk Management Framework. The purpose of the framework is to identify the principal risks of the Group, the process by which the Group sets its appetite for these risks in its business activities, and the consequent limits which it places on related risk taking.

The framework identifies nine principal risks: credit risk, market risk, treasury and capital risk, climate risk, operational risk, model risk, compliance risk, reputation risk and legal risk. Further detail on the Group’s principal risks and material existing and emerging risks and how such risks are managed is available in the Barclays PLC Annual Report 2023, which can be accessed at home.barclays/annualreport.

The following section gives an overview of credit risk, market risk, and treasury and capital risk for the period.

Credit Risk

Loans and advances at amortised cost by geography

Total loans and advances at amortised cost in the credit risk performance section includes loans and advances at amortised cost to banks and loans and advances at amortised cost to customers.

The table below presents a product and geographical breakdown by stages of loans and advances at amortised cost. Also included are stage allocation of debt securities and off-balance sheet loan commitments and financial guarantee contracts by gross exposure, impairment allowance and coverage ratio as at 31 December 2023.

Impairment allowance under IFRS 9 considers both the drawn and the undrawn counterparty exposure. For retail portfolios, the total impairment allowance is allocated to gross loans and advances to the extent allowance does not exceed the drawn exposure and any excess is reported on the liabilities side of the balance sheet as a provision. For corporate portfolios, impairment allowance on undrawn exposure is reported on the liability side of the balance sheet as a provision.

	Gross exposure				Impairment allowance
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 31.12.23	£m	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	146,001	19,123	1,812	166,936	43	77	112	232
Retail credit cards	8,094	2,128	198	10,420	111	492	107	710
Retail other	6,832	1,252	264	8,348	56	117	144	317
Corporate loans1	54,257	8,673	1,692	64,622	191	214	346	751
Total UK	215,184	31,176	3,966	250,326	401	900	709	2,010
Retail mortgages	4,201	346	612	5,159	7	28	316	351
Retail credit cards	22,315	3,450	1,522	27,287	412	1,138	1,226	2,776
Retail other	1,637	91	229	1,957	3	1	32	36
Corporate loans	58,248	4,629	862	63,739	96	200	252	548
Total Rest of the World	86,401	8,516	3,225	98,142	518	1,367	1,826	3,711
Total loans and advances at amortised cost	301,585	39,692	7,191	348,468	919	2,267	2,535	5,721
Debt securities at amortised cost	52,869	3,907	—	56,776	11	16	—	27
Total loans and advances at amortised cost including debt securities	354,454	43,599	7,191	405,244	930	2,283	2,535	5,748
Off-balance sheet loan commitments and financial guarantee contracts2	374,063	24,208	1,037	399,308	173	287	44	504
Total3,4	728,517	67,807	8,228	804,552	1,103	2,570	2,579	6,252

	Net exposure				Coverage ratio
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 31.12.23	£m	£m	£m	£m	%	%	%	%
Retail mortgages	145,958	19,046	1,700	166,704	—	0.4	6.2	0.1
Retail credit cards	7,983	1,636	91	9,710	1.4	23.1	54.0	6.8
Retail other	6,776	1,135	120	8,031	0.8	9.3	54.5	3.8
Corporate loans1	54,066	8,459	1,346	63,871	0.4	2.5	20.4	1.2
Total UK	214,783	30,276	3,257	248,316	0.2	2.9	17.9	0.8
Retail mortgages	4,194	318	296	4,808	0.2	8.1	51.6	6.8
Retail credit cards	21,903	2,312	296	24,511	1.8	33.0	80.6	10.2
Retail other	1,634	90	197	1,921	0.2	1.1	14.0	1.8
Corporate loans	58,152	4,429	610	63,191	0.2	4.3	29.2	0.9
Total Rest of the World	85,883	7,149	1,399	94,431	0.6	16.1	56.6	3.8
Total loans and advances at amortised cost	300,666	37,425	4,656	342,747	0.3	5.7	35.3	1.6
Debt securities at amortised cost	52,858	3,891	—	56,749	—	0.4	—	—
Total loans and advances at amortised cost including debt securities	353,524	41,316	4,656	399,496	0.3	5.2	35.3	1.4
Off-balance sheet loan commitments and financial guarantee contracts2	373,890	23,921	993	398,804	—	1.2	4.2	0.1
Total3,4	727,414	65,237	5,649	798,300	0.2	3.8	31.3	0.8

1
Includes Business Banking, which has a gross exposure of £15.2bn and an impairment allowance of £431m. This comprises £99m impairment allowance on £9.8bn Stage 1 exposure, £81m on £4.1bn Stage 2 exposure and £251m on £1.3bn Stage 3 exposure. Excluding this, total coverage for corporate loans in UK is 0.6%.

2	Excludes loan commitments and financial guarantees of £16.5bn carried at fair value and includes exposures relating to financial assets classified as assets held for sale.
3
Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £183.6bn and impairment allowance of £151m. This comprises £16m impairment allowance on £182.8bn Stage 1 exposure, £2m on £0.6bn Stage 2 exposure and £133m on £140m Stage 3 exposure.

4	The annualised loan loss rate is 46bps after applying the total impairment charge of £1,881m.

Assets held for sale

During 2023, gross loans and advances and related impairment allowances for the German consumer finance business portfolio were reclassified from loans and advances to customers to assets held for sale in the balance sheet. Disclosures relating to assets held for sale are provided in the credit risk tables, primarily where the disclosure is relevant to the measurement of these financial assets.

For further details on assets held for sale, see Note 40 to the financial statements in Barclays PLC Annual Report 2023.

Loans and advances to customers classified as assets held for sale
	Stage 1			Stage 2			Stage 3			Total
	Gross	ECL	Coverage	Gross	ECL	Coverage	Gross	ECL	Coverage	Gross	ECL	Coverage
As at 31.12.231	£m	£m	%	£m	£m	%	£m	£m	%	£m	£m	%
Retail credit cards	1,621	15	0.9	445	41	9.2	92	68	73.9	2,158	124	5.7
Retail other	1,561	20	1.3	288	32	11.1	84	60	71.4	1,933	112	5.8
Total Rest of the World	3,182	35	1.1	733	73	10.0	176	128	72.7	4,091	236	5.8

1
In 2022, total gross exposure of £4.3bn and impairment allowance of £296m was included in loans and advances at amortised cost which has now been classified as assets held for sale. This comprises £37m ECL on £3.1bn Stage 1 exposure, £141m on £1.0bn Stage 2 exposure and £118m on £153m Stage 3 exposure

	Gross exposure				Impairment allowance
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 31.12.22	£m	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	145,821	17,735	1,481	165,037	21	49	58	128
Retail credit cards	7,119	2,569	251	9,939	127	493	137	757
Retail other	8,202	1,197	293	9,692	72	138	145	355
Corporate loans1	55,187	12,528	2,008	69,723	317	264	360	941
Total UK	216,329	34,029	4,033	254,391	537	944	700	2,181
Retail mortgages	7,851	465	933	9,249	8	24	356	388
Retail credit cards	22,669	3,880	1,129	27,678	331	1,127	818	2,276
Retail other	5,268	271	427	5,966	28	28	163	219
Corporate loans	56,704	4,290	564	61,558	144	160	182	486
Total Rest of the World	92,492	8,906	3,053	104,451	511	1,339	1,519	3,369
Total loans and advances at amortised cost	308,821	42,935	7,086	358,842	1,048	2,283	2,219	5,550
Debt securities	41,724	3,805	—	45,529	9	33	—	42
Total loans and advances at amortised cost including debt securities	350,545	46,740	7,086	404,371	1,057	2,316	2,219	5,592
Off-balance sheet loan commitments and financial guarantee contracts2	372,945	30,694	1,180	404,819	245	315	23	583
Total3,4	723,490	77,434	8,266	809,190	1,302	2,631	2,242	6,175

	Net exposure				Coverage ratio
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 31.12.22	£m	£m	£m	£m	%	%	%	%
Retail mortgages	145,800	17,686	1,423	164,909	—	0.3	3.9	0.1
Retail credit cards	6,992	2,076	114	9,182	1.8	19.2	54.6	7.6
Retail other	8,130	1,059	148	9,337	0.9	11.5	49.5	3.7
Corporate loans1	54,870	12,264	1,648	68,782	0.6	2.1	17.9	1.3
Total UK	215,792	33,085	3,333	252,210	0.2	2.8	17.4	0.9
Retail mortgages	7,843	441	577	8,861	0.1	5.2	38.2	4.2
Retail credit cards	22,338	2,753	311	25,402	1.5	29.0	72.5	8.2
Retail other	5,240	243	264	5,747	0.5	10.3	38.2	3.7
Corporate loans	56,560	4,130	382	61,072	0.3	3.7	32.3	0.8
Total Rest of the World	91,981	7,567	1,534	101,082	0.6	15.0	49.8	3.2
Total loans and advances at amortised cost	307,773	40,652	4,867	353,292	0.3	5.3	31.3	1.5
Debt securities	41,715	3,772	—	45,487	—	0.9	—	0.1
Total loans and advances at amortised cost including debt securities	349,488	44,424	4,867	398,779	0.3	5.0	31.3	1.4
Off-balance sheet loan commitments and financial guarantee contracts2	372,700	30,379	1,157	404,236	0.1	1.0	1.9	0.1
Total3,4	722,188	74,803	6,024	803,015	0.2	3.4	27.1	0.8

1
Includes Business Banking, which has a gross exposure of £18.1bn and an impairment allowance of £519m. This comprises £149m impairment allowance on £10.5bn Stage 1 exposure, £121m on £6.0bn Stage 2 exposure and £249m on £1.6bn Stage 3 exposure. Excluding this, total coverage for corporate loans in UK is 0.8%.

2	Excludes loan commitments and financial guarantees of £14.9bn carried at fair value.
3
Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £180.1bn and impairment allowance of £163m. This comprises £10m impairment allowance on £178.4bn Stage 1 exposure, £9m on £1.5bn Stage 2 exposure and £144m on £149m Stage 3 exposure.

4	The annualised loan loss rate is 30bps after applying the total impairment charge of £1,220m.

Loans and advances at amortised cost by product

The table below presents a product breakdown by stages of loans and advances at amortised cost. Also included is a breakdown of Stage 2 past due balances.

		Stage 2
As at 31.12.23	Stage 1	Not past due	<=30 days past due	>30 days past due	Total	Stage 3	Total
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	150,202	16,834	1,971	664	19,469	2,424	172,095
Retail credit cards	30,409	4,858	392	328	5,578	1,720	37,707
Retail other	8,469	1,094	126	123	1,343	493	10,305
Corporate loans	112,505	12,960	179	163	13,302	2,554	128,361
Total	301,585	35,746	2,668	1,278	39,692	7,191	348,468

Impairment allowance
Retail mortgages	50	73	20	12	105	428	583
Retail credit cards	523	1,257	166	207	1,630	1,333	3,486
Retail other	59	82	18	18	118	176	353
Corporate loans	287	399	8	7	414	598	1,299
Total	919	1,811	212	244	2,267	2,535	5,721

Net exposure
Retail mortgages	150,152	16,761	1,951	652	19,364	1,996	171,512
Retail credit cards	29,886	3,601	226	121	3,948	387	34,221
Retail other	8,410	1,012	108	105	1,225	317	9,952
Corporate loans	112,218	12,561	171	156	12,888	1,956	127,062
Total	300,666	33,935	2,456	1,034	37,425	4,656	342,747

Coverage ratio	%	%	%	%	%	%	%
Retail mortgages	—	0.4	1.0	1.8	0.5	17.7	0.3
Retail credit cards	1.7	25.9	42.3	63.1	29.2	77.5	9.2
Retail other	0.7	7.5	14.3	14.6	8.8	35.7	3.4
Corporate loans	0.3	3.1	4.5	4.3	3.1	23.4	1.0
Total	0.3	5.1	7.9	19.1	5.7	35.3	1.6

As at 31.12.22
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	153,672	15,990	1,684	526	18,200	2,414	174,286
Retail credit cards	29,788	5,731	284	434	6,449	1,380	37,617
Retail other	13,470	1,232	104	132	1,468	720	15,658
Corporate loans	111,891	16,552	159	107	16,818	2,572	131,281
Total	308,821	39,505	2,231	1,199	42,935	7,086	358,842

Impairment allowance
Retail mortgages	29	53	11	9	73	414	516
Retail credit cards	458	1,334	100	186	1,620	955	3,033
Retail other	100	118	22	26	166	308	574
Corporate loans	461	401	13	10	424	542	1,427
Total	1,048	1,906	146	231	2,283	2,219	5,550

Net exposure
Retail mortgages	153,643	15,937	1,673	517	18,127	2,000	173,770
Retail credit cards	29,330	4,397	184	248	4,829	425	34,584
Retail other	13,370	1,114	82	106	1,302	412	15,084
Corporate loans	111,430	16,151	146	97	16,394	2,030	129,854
Total	307,773	37,599	2,085	968	40,652	4,867	353,292

Coverage ratio	%	%	%	%	%	%	%
Retail mortgages	—	0.3	0.7	1.7	0.4	17.1	0.3
Retail credit cards	1.5	23.3	35.2	42.9	25.1	69.2	8.1
Retail other	0.7	9.6	21.2	19.7	11.3	42.8	3.7
Corporate loans	0.4	2.4	8.2	9.3	2.5	21.1	1.1
Total	0.3	4.8	6.5	19.3	5.3	31.3	1.5

Movement in gross exposures and impairment allowance including provisions for loan commitments and financial guarantees

The following tables present a reconciliation of the opening to the closing balance of the exposure and impairment allowance.

Transfers between stages in the tables have been reflected as if they had taken place at the beginning of the year. 'Net drawdowns, repayments, net re-measurement and movements due to exposure and risk parameter changes' includes additional drawdowns and partial repayments from existing facilities. Additionally, the below tables do not include other financial assets subject to impairment such as debt securities at amortised cost, cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets.

The movements are measured over a 12-month period.

Loans and advances at amortised cost

	Stage 1		Stage 2		Stage 3		Total
	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL
Retail mortgages	£m	£m	£m	£m	£m	£m	£m	£m
As at 1 January 2023	153,672	29	18,200	73	2,414	414	174,286	516
Transfers from Stage 1 to Stage 2	(9,557)	(2)	9,557	2	—	—	—	—
Transfers from Stage 2 to Stage 1	6,052	22	(6,052)	(22)	—	—	—	—
Transfers to Stage 3	(453)	—	(530)	(13)	983	13	—	—
Transfers from Stage 3	26	1	122	2	(148)	(3)	—	—
Business activity in the period1	23,329	13	978	7	26	11	24,333	31
Refinements to models used for calculation	—	—	—	—	—	—	—	—
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	(11,505)	(8)	(1,136)	65	(502)	27	(13,143)	84
Final repayments	(10,837)	(3)	(1,666)	(9)	(328)	(15)	(12,831)	(27)
Disposals2	(525)	(2)	(4)	—	(2)	—	(531)	(2)
Write-offs	—	—	—	—	(19)	(19)	(19)	(19)
As at 31 December 2023	150,202	50	19,469	105	2,424	428	172,095	583

Retail credit cards
As at 1 January 2023	29,788	458	6,449	1,620	1,380	955	37,617	3,033
Transfers from Stage 1 to Stage 2	(2,406)	(68)	2,406	68	—	—	—	—
Transfers from Stage 2 to Stage 1	2,900	590	(2,900)	(590)	—	—	—	—
Transfers to Stage 3	(678)	(27)	(874)	(374)	1,552	401	—	—
Transfers from Stage 3	54	32	31	18	(85)	(50)	—	—
Business activity in the period	2,775	60	332	116	29	25	3,136	201
Refinements to models used for calculation3	—	(28)	—	37	—	11	—	20
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	(162)	(465)	649	797	(47)	998	440	1,330
Final repayments	(241)	(14)	(70)	(21)	(26)	(19)	(337)	(54)
Transfers to assets held for sale4	(1,621)	(15)	(445)	(41)	(92)	(68)	(2,158)	(124)
Disposals2	—	—	—	—	(186)	(115)	(186)	(115)
Write-offs	—	—	—	—	(805)	(805)	(805)	(805)
As at 31 December 2023	30,409	523	5,578	1,630	1,720	1,333	37,707	3,486

1	Business activity in the year reported within Retail mortgages includes an acquisition of Kensington Mortgage Company in UK Mortgages of £2.4bn.
2
The £531m of disposals reported within Retail mortgages relate to transfer of facilities to a non-consolidated special purpose vehicle for the purpose of securitisation. The £186m of disposals reported within Retail credit cards include debt sales undertaken during the year.

3
Refinements to models used for calculation reported within Retail credit cards include a £88m movement in UK Cards, £43m movement in US Cards and £(111)m movement in German consumer finance business. These reflect model enhancements made during the year. Barclays continually reviews the output of models to determine accuracy of the ECL calculation including review of model monitoring, external benchmarking and experience of model operation over an extended period of time. This helps to ensure that the models used continue to reflect the risks inherent across the businesses.

4	Transfers to assets held for sale reported within Retail credit cards relate to the German consumer finance business portfolio.

Loans and advances at amortised cost
	Stage 1		Stage 2		Stage 3		Total
	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL
Retail other	£m	£m	£m	£m	£m	£m	£m	£m
As at 1 January 2023	13,470	100	1,468	166	720	308	15,658	574
Transfers from Stage 1 to Stage 2	(1,179)	(13)	1,179	13	—	—	—	—
Transfers from Stage 2 to Stage 1	463	36	(463)	(36)	—	—	—	—
Transfers to Stage 3	(549)	(4)	(154)	(44)	703	48	—	—
Transfers from Stage 3	33	3	9	4	(42)	(7)	—	—
Business activity in the period	7,302	27	197	23	28	21	7,527	71
Refinements to models used for calculation	—	—	—	—	—	—	—	—
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	(4,163)	(57)	(247)	31	(146)	115	(4,556)	89
Final repayments	(5,347)	(13)	(358)	(7)	(421)	(44)	(6,126)	(64)
Transfers to assets held for sale1	(1,561)	(20)	(288)	(32)	(84)	(60)	(1,933)	(112)
Disposals2	—	—	—	—	(134)	(74)	(134)	(74)
Write-offs	—	—	—	—	(131)	(131)	(131)	(131)
As at 31 December 2023	8,469	59	1,343	118	493	176	10,305	353

Corporate loans
As at 1 January 2023	111,891	461	16,818	424	2,572	542	131,281	1,427
Transfers from Stage 1 to Stage 2	(6,172)	(45)	6,172	45	—	—	—	—
Transfers from Stage 2 to Stage 1	5,592	108	(5,592)	(108)	—	—	—	—
Transfers to Stage 3	(758)	(10)	(1,011)	(27)	1,769	37	—	—
Transfers from Stage 3	195	16	403	22	(598)	(38)	—	—
Business activity in the period	23,213	43	933	29	205	29	24,351	101
Refinements to models used for calculation3	—	(61)	—	174	—	—	—	113
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes4	2,079	(179)	(1,618)	(73)	(667)	405	(206)	153
Final repayments	(23,149)	(43)	(2,689)	(46)	(406)	(65)	(26,244)	(154)
Disposals2	(386)	(3)	(114)	(26)	(108)	(99)	(608)	(128)
Write-offs	—	—	—	—	(213)	(213)	(213)	(213)
As at 31 December 2023	112,505	287	13,302	414	2,554	598	128,361	1,299

1	Transfers to assets held for sale reported within Retail other relate to the German consumer finance business portfolio.
2
The £134m of disposals reported within Retail other include £64m part sale of Wealth portfolio in Italy and £70m of debt sales undertaken during the year. The £608m of disposals reported within Corporate loans relate to debt sales undertaken during the year.

3
Refinements to models used for calculation reported within Corporate loans include a £93m movement in Corporate and Investment Bank and £20m movement in Barclaycard Payments. These reflect model enhancements made during the year. Barclays continually reviews the output of models to determine accuracy of the ECL calculation including review of model monitoring, external benchmarking and experience of model operation over an extended period of time. This helps to ensure that the models used continue to reflect the risks inherent across the businesses.

4
'Net drawdowns, repayments, net re-measurement and movements due to exposure and risk parameter changes' reported within Corporate loans also include assets of £0.8bn derecognised due to payment received on defaulted loans from government guarantees issued under government’s Bounce Back Loans Scheme.

Reconciliation of ECL movement to impairment charge/(release) for the period
	Stage 1	Stage 2	Stage 3	Total
	£m	£m	£m	£m
Retail mortgages	23	32	33	88
Retail credit cards	80	51	1,366	1,497
Retail other	(21)	(16)	133	96
Corporate loans	(171)	16	368	213
ECL movements excluding assets held for sale, disposals and write-offs1	(89)	83	1,900	1,894
ECL movement on loan commitments and other financial guarantees	(72)	(28)	21	(79)
ECL movement on other financial assets	6	(7)	(11)	(12)
ECL movement on debt securities	2	(17)	—	(15)
Recoveries and reimbursements2	4	(4)	(73)	(73)
Total exchange and other adjustments				166
Total income statement charge for the period				1,881

1
In 2023, gross write-offs amounted to £1,168m (2022: £1,620m) and post write-off recoveries amounted to £44m (2022: £64m). Net write-offs represent gross write-offs less post write-off recoveries and amounted to £1,124m (2022: £1,556m).

2
Recoveries and reimbursements include £29m for reimbursements expected to be received under the arrangement where Group has entered into financial guarantee contracts which provide credit protection over certain assets with third parties and cash recoveries of previously written off amounts of £44m.

Loan commitments and financial guarantees
	Stage 1		Stage 2		Stage 3		Total
	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL
Retail mortgages	£m	£m	£m	£m	£m	£m	£m	£m
As at 1 January 2023	11,714	—	450	—	6	—	12,170	—
Net transfers between stages	(62)	—	53	—	9	—	—	—
Business activity in the period	4,184	—	—	—	—	—	4,184	—
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	(7,669)	—	(11)	—	(11)	—	(7,691)	—
Limit management and final repayments	(391)	—	(44)	—	—	—	(435)	—
As at 31 December 2023	7,776	—	448	—	4	—	8,228	—

Retail credit cards1
As at 1 January 2023	144,957	50	5,435	83	228	—	150,620	133
Net transfers between stages	448	61	(538)	(61)	90	—	—	—
Business activity in the period	19,098	16	224	13	1	—	19,323	29
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	(5,863)	(59)	(1,769)	53	(101)	—	(7,733)	(6)
Limit management and final repayments	(13,849)	(9)	(545)	(34)	(76)	—	(14,470)	(43)
As at 31 December 2023	144,791	59	2,807	54	142	—	147,740	113

Retail other1
As at 1 January 2023	10,427	5	520	—	80	—	11027	5
Net transfers between stages	(171)	—	140	—	31	—	—	—
Business activity in the period	1,639	—	1	—	4	—	1,644	—
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	(1,690)	1	(93)	2	(59)	—	(1,842)	3
Limit management and final repayments	(1,598)	—	(33)	—	(12)	—	(1,643)	—
As at 31 December 2023	8,607	6	535	2	44	—	9,186	8

Corporate loans
As at 1 January 2023	205,847	190	24,289	232	866	23	231,002	445
Net transfers between stages	2,416	23	(2,423)	(23)	7	—	—	—
Business activity in the period	54,807	27	2,271	43	39	2	57,117	72
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	3,556	(106)	97	25	206	24	3,859	(57)
Limit management and final repayments	(53,737)	(26)	(3,816)	(46)	(271)	(5)	(57,824)	(77)
As at 31 December 2023	212,889	108	20,418	231	847	44	234,154	383

1.	Loan commitments reported within Retail credit cards and Retail other also include financial assets classified as held for sale

Management adjustments to models for impairment

Management adjustments to impairment models are applied in order to factor in certain conditions or changes in policy that are not fully incorporated into the impairment models, or to reflect additional facts and circumstances at the period end. Management adjustments are reviewed and incorporated into future model development where applicable.

Management adjustments are captured through “Economic uncertainty” and “Other” adjustments, and are presented by product and geography below:

Management adjustments to models for impairment allowance presented by product and geography1

	Impairment allowance pre management adjustments2	Economic uncertainty adjustments	Other adjustments	Management adjustments	Total impairment allowance3	Proportion of Management adjustments to total impairment allowance
		(a)	(b)	(a+b)
As at 31 December 2023	£m	£m	£m	£m	£m	%
Retail mortgages	54	57	121	178	232	76.7
Retail credit cards	700	45	(9)	36	736	4.9
Retail other	251	9	62	71	322	22.0
Corporate loans	761	71	10	81	842	9.6
Total UK	1,766	182	184	366	2,132	17.2
Retail mortgages	354	—	(3)	(3)	351	(0.9)
Retail credit cards	2,855	—	8	8	2,863	0.3
Retail other	45	—	(6)	(6)	39	(15.4)
Corporate loans	828	16	(4)	12	840	1.4
Total Rest of the World	4,082	16	(5)	11	4,093	0.3
Total	5,848	198	179	377	6,225	6.1
Debt securities at amortised cost	27	—	—	—	27	—
Total including debt securities at amortised cost	5,875	198	179	377	6,252	6.0

As at 31 December 2022	£m	£m	£m	£m	£m	%
Retail mortgages	39	4	85	89	128	69.5
Retail credit cards	679	93	32	125	804	15.5
Retail other	257	23	80	103	360	28.6
Corporate loans	682	249	166	415	1,097	37.8
Total UK	1,657	369	363	732	2,389	30.6
Retail mortgages	388	—	—	—	388	—
Retail credit cards	2,307	—	55	55	2,362	2.3
Retail other	198	2	19	21	219	9.6
Corporate loans	1,058	(54)	(229)	(283)	775	(36.5)
Total Rest of the World	3,951	(52)	(155)	(207)	3,744	(5.5)
Total	5,608	317	208	525	6,133	8.6
Debt securities at amortised cost	42	—	—	—	42	—
Total including debt securities at amortised cost	5,650	317	208	525	6,175	8.5

1	Positive values reflect an increase in impairment allowance and negative values reflect a reduction in the impairment allowance.
2	Includes £5.2bn (2022: £4.8bn) of modelled ECL, £0.4bn (2022: £0.4bn) of individually assessed impairments and £0.3bn (2022: £0.5bn) ECL from non-modelled exposures and debt securities.
3	Total impairment allowance consists of ECL stock on drawn and undrawn exposure.

Economic uncertainty adjustments presented by stage

	Stage 1	Stage 2	Stage 3	Total
As at 31 December 2023	£m	£m	£m	£m
Retail mortgages	12	32	13	57
Retail credit cards	8	37	—	45
Retail other	3	6	—	9
Corporate loans	48	12	11	71
Total UK	71	87	24	182
Retail mortgages	—	—	—	—
Retail credit cards	—	—	—	—
Retail other	—	—	—	—
Corporate loans	4	12	—	16
Total Rest of the World	4	12	—	16
Total	75	99	24	198

As at 31 December 2022	£m	£m	£m	£m
Retail mortgages	1	3	—	4
Retail credit cards	17	76	—	93
Retail other	7	15	1	23
Corporate loans	189	60	—	249
Total UK	214	154	1	369
Retail mortgages	—	—	—	—
Retail credit cards	—	—	—	—
Retail other	—	2	—	2
Corporate loans	(8)	(46)	—	(54)
Total Rest of the World	(8)	(44)	—	(52)
Total	206	110	1	317

Economic uncertainty adjustments

Models have been developed with data from non-inflationary periods establishing a relationship between input variables and customer delinquency based on past behaviour. As such there is a risk that the modelled output fails to capture the appropriate response to changes in macroeconomic variables including higher interest rates and continuing inflationary stress with modelled impairment provisions impacted by uncertainty.

This uncertainty continues to be captured in two ways. Firstly, customer uncertainty: the identification of customers and clients who may be more vulnerable to economic instability; and secondly, model uncertainty: to capture the impact from model limitations and sensitivities to specific macroeconomic parameters which are applied at a portfolio level.

Economic uncertainty adjustments have decreased from last year following the re-build of UK cards and certain CIB impairment models which better capture the macroeconomic outlook. Furthermore, adjustments have been reassessed to capture affordability headwinds in UK retail lending.

The balance as at 31 December 2023 is £198m (2022: £317m) and includes:

Customer and client uncertainty provisions of £166m (2022: £423m):

●UK retail lending includes adjustments applied to customers considered most vulnerable to affordability pressures.
●Retail mortgages (UK) £25m (2022: £4m): The increase primarily reflects the risk of borrowers refinancing onto higher rates in the medium term.
●Retail credit cards (UK) £45m (2022: £93m): The reduction reflects the re-build of UK cards impairment models which better capture sensitivity to movements in interest rates and inflation.
●Retail other (UK) £9m (2022: £23m): The reduction reflects customer resilience to affordability headwinds.
●Corporate loans £87m (2022: £301m): This includes an adjustment of £71m in UK to reflect possible cross default risk on Barclays’ lending in respect of clients who have taken bounce back loans and £16m in Rest of the World (ROW) to provide for downside uncertainties on European Corporates reflecting recent changes in the macroeconomic outlook.

The reduction of £(214)m in UK and ROW is informed by retirement of an adjustment for high risk sectors following a granular credit risk assessment, and re-build of certain CIB impairment models which more appropriately capture downside risk.

Model uncertainty provisions of £32m (2022: £(106)m):

●Retail mortgages (UK) £32m (2022: nil): This includes an adjustment to correct for higher recovery expectations impacted by model oversensitivity to certain macroeconomic variables.
●Corporate loans £nil (2022: £(106)m): The adjustment held in the previous year to correct for model oversensitivity has been retired following the re-build of certain CIB impairment models which more appropriately capture the macroeconomic outlook.

Other adjustments

Other adjustments are operational in nature and are expected to remain in place until they can be reflected in the underlying models. These adjustments result from data limitations and model performance related issues identified through model monitoring and other established governance processes.

Other adjustments of £179m (2022: £208m) includes:

Adjustments for definition of default (DOD) under the Capital Requirements Regulation and model monitoring in Retail mortgages, Retail other and Corporate loans.

●Retail mortgages (UK) £121m (2022: £85m): The increase reflects re-sizing of an adjustment for DOD and an ECL provision for Kensington Mortgages which was acquired during the year.
●Retail credit cards:
–UK £(9)m (2022: £32m): The reduction is informed by retirement of operational adjustments following the re-build of UK cards impairment models.
–ROW £8m (2022: £55m): The reduction is informed by retirement of an adjustment in US cards for high-risk account management (HRAM) accounts following model remediation during the year.
●Retail other:
–UK £62m (2022: £80m): The underlying adjustments were re-sized and remain broadly in line with the previous year.
–ROW, £(6)m (2022: £19m): The reduction is informed by the German consumer finance business portfolio classified as assets held for sale.
●Corporate loans:
–UK £10m (2022: £166m): The reduction is informed by retirement of model monitoring adjustments in CIB following the re-build of certain impairment models. Further, operational adjustments have been introduced during the year to remediate conservative modelled recovery expectations in the ESHLA portfolio.
–ROW £(4)m (2022: £(229)m): The previously held adjustments linked to model monitoring and ECL sensitivity to the macroeconomic variable for Federal Tax Receipts have been retired following the re-build of certain CIB impairment models.

Measurement uncertainty

Scenarios used to calculate the Group’s ECL charge were refreshed in Q423 with the Baseline scenario reflecting the latest consensus macroeconomic forecasts available at the time of the scenario refresh. In the Baseline scenario, whilst UK and US economies avoid a recession, GDP growth remains weak in the coming quarters and beyond as restrictive monetary policies, which impact economies with a lag, continue to restrain growth. Having peaked in 2022, consumer price inflation in key regions continues to ease over 2023 and 2024. The UK and US unemployment rates rise to 4.8% and 4.4% respectively over 2024 and then stabilise. With the significant decline in inflationary pressures, major central banks refrain from further interest rate increases. UK house prices continue to decline in 2024 before stabilising and resuming the upward trend from 2025. The housing market in the US remains more resilient, with house prices continuing to grow.

In the Downside 2 scenario, inflationary pressures are assumed to intensify again, mainly driven by strong wage growth. Central banks raise rates further, with the UK bank rate and the US federal fund rate each reaching 8.5% in Q324. High interest rates suddenly bring stress into the financial and non-financial system, causing joblessness to spike and triggering a housing markets crisis and central banks are forced cut interest rates aggressively. Falling demand reduces UK and US GDP and headline inflation drops to close to zero. In the Upside 2 scenario, tighter and more productive labour markets help to accelerate economic growth whilst keeping inflationary pressures under control. With inflation quickly returning to target, central banks lower interest rates, further stimulating aggregate demand and GDP growth.

The methodology for estimating scenario probability weights involves simulating a range of future paths for UK and US GDP using historical data with the five scenarios mapped against the distribution of these future paths. The median is centred around the Baseline with scenarios further from the Baseline attracting a lower weighting before the five weights are normalised to total 100%. The increases in the Downside scenario weightings reflected a reduction in GDP stress severity in the Downside scenarios which brought the GDP of these scenarios closer to the Baseline. The increases in the Upside scenario weightings were driven by the improvement in actual GDP and the Baseline scenario, bringing the Baseline scenario closer to the Upside scenarios. For further details see page 42.

The economic uncertainty adjustments of £0.2bn (2022: £0.3bn) have been applied as overlays to the modelled ECL output. These adjustments consist of a customer and client uncertainty provision of £0.2bn (2022: £0.4bn) which has been applied to customers and clients considered most vulnerable to affordability pressures, and a model uncertainty adjustment of £0.0bn (2022: £(0.1)bn).

The following tables show the key macroeconomic variables used in the five scenarios (5 year annual paths) and the probability weights applied to each scenario.

Macroeconomic variables used in the calculation of ECL
As at 31.12.23	2023	2024	2025	2026	2027
Baseline	%	%	%	%	%
UK GDP1	0.5	0.3	1.2	1.6	1.6
UK unemployment2	4.2	4.7	4.7	4.8	5.0
UK HPI3	(3.3)	(5.1)	0.7	3.1	5.3
UK bank rate	4.7	4.9	4.1	3.8	3.5
US GDP1	2.4	1.3	1.7	1.9	1.9
US unemployment4	3.7	4.3	4.3	4.3	4.3
US HPI5	5.4	3.4	3.0	3.3	3.3
US federal funds rate	5.1	5.0	3.9	3.8	3.8

Downside 2
UK GDP1	0.5	(1.5)	(2.6)	2.4	1.6
UK unemployment2	4.2	5.2	7.9	6.3	5.5
UK HPI3	(3.3)	(19.3)	(16.8)	14.5	12.4
UK bank rate	4.7	6.6	1.3	1.0	1.0
US GDP1	2.4	(0.6)	(2.0)	3.1	2.0
US unemployment4	3.7	5.2	7.2	5.9	5.2
US HPI5	5.4	(6.5)	(5.7)	7.2	6.4
US federal funds rate	5.1	6.3	1.8	1.5	1.5

Downside 1
UK GDP1	0.5	(0.6)	(0.7)	2.0	1.6
UK unemployment2	4.2	4.9	6.3	5.6	5.2
UK HPI3	(3.3)	(12.4)	(8.3)	8.7	8.8
UK bank rate	4.7	5.8	2.7	2.5	2.3
US GDP1	2.4	0.3	(0.2)	2.5	1.9
US unemployment4	3.7	4.7	5.8	5.1	4.8
US HPI5	5.4	(1.7)	(1.4)	5.2	4.8
US federal funds rate	5.1	5.7	2.9	2.8	2.8

Upside 2
UK GDP1	0.5	2.4	3.7	2.9	2.4
UK unemployment2	4.2	3.9	3.5	3.6	3.6
UK HPI3	(3.3)	7.8	7.6	4.5	5.6
UK bank rate	4.7	4.3	2.7	2.5	2.5
US GDP1	2.4	2.8	3.1	2.8	2.8
US unemployment4	3.7	3.5	3.6	3.6	3.6
US HPI5	5.4	6.1	4.3	4.5	4.6
US federal funds rate	5.1	4.3	2.9	2.8	2.8

Upside 1
UK GDP1	0.5	1.4	2.5	2.3	2.0
UK unemployment2	4.2	4.3	4.1	4.2	4.3
UK HPI3	(3.3)	1.2	4.1	3.8	5.4
UK bank rate	4.7	4.6	3.4	3.3	3.0
US GDP1	2.4	2.0	2.4	2.4	2.4
US unemployment4	3.7	3.9	3.9	4.0	4.0
US HPI5	5.4	4.7	3.7	3.9	3.9
US federal funds rate	5.1	4.7	3.5	3.3	3.3

1	Average Real GDP seasonally adjusted change in year.
2	Average UK unemployment rate 16-year+.
3	Change in year end UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
4	Average US civilian unemployment rate 16-year+.
5	Change in year end US HPI = FHFA House Price Index, relative to prior year end.

As at 31.12.22	2022	2023	2024	2025	2026
Baseline	%	%	%	%	%
UK GDP1	3.3	(0.8)	0.9	1.8	1.9
UK unemployment2	3.7	4.5	4.4	4.1	4.2
UK HPI3	8.4	(4.7)	(1.7)	2.2	2.2
UK bank rate	1.8	4.4	4.1	3.8	3.4
US GDP1	1.8	0.5	1.2	1.5	1.5
US unemployment4	3.7	4.3	4.7	4.7	4.7
US HPI5	11.2	1.8	1.5	2.3	2.4
US federal funds rate	2.1	4.8	3.6	3.1	3.0

Downside 2
UK GDP1	3.3	(3.4)	(3.8)	2.0	2.3
UK unemployment2	3.7	6.0	8.4	8.0	7.4
UK HPI3	8.4	(18.3)	(18.8)	(7.7)	8.2
UK bank rate	1.8	7.3	7.9	6.6	5.5
US GDP1	1.8	(2.7)	(3.4)	2.0	2.6
US unemployment4	3.7	6.0	8.5	8.1	7.1
US HPI5	11.2	(3.1)	(4.0)	(1.9)	4.8
US federal funds rate	2.1	6.6	6.9	5.8	4.6

Downside 1
UK GDP1	3.3	(2.1)	(1.5)	1.9	2.1
UK unemployment2	3.7	5.2	6.4	6.0	5.8
UK HPI3	8.4	(11.7)	(10.6)	(2.8)	5.2
UK bank rate	1.8	5.9	6.1	5.3	4.6
US GDP1	1.8	(1.1)	(1.1)	1.7	2.1
US unemployment4	3.7	5.1	6.6	6.4	5.9
US HPI5	11.2	(0.7)	(1.3)	0.2	3.6
US federal funds rate	2.1	5.8	5.4	4.4	3.9

Upside 2
UK GDP1	3.3	2.8	3.7	2.9	2.4
UK unemployment2	3.7	3.5	3.4	3.4	3.4
UK HPI3	8.4	8.7	7.5	4.4	4.2
UK bank rate	1.8	3.1	2.6	2.5	2.5
US GDP1	1.8	3.3	3.5	2.8	2.8
US unemployment4	3.7	3.3	3.3	3.3	3.3
US HPI5	11.2	5.8	5.1	4.5	4.5
US federal funds rate	2.1	3.6	2.9	2.8	2.8

Upside 1
UK GDP1	3.3	1.0	2.3	2.4	2.1
UK unemployment2	3.7	4.0	3.9	3.8	3.8
UK HPI3	8.4	1.8	2.9	3.3	3.2
UK bank rate	1.8	3.5	3.3	3.0	2.8
US GDP1	1.8	1.9	2.3	2.2	2.2
US unemployment4	3.7	3.8	4.0	4.0	4.0
US HPI5	11.2	3.8	3.3	3.4	3.4
US federal funds rate	2.1	3.9	3.4	3.0	3.0

1	Average Real GDP seasonally adjusted change in year.
2	Average UK unemployment rate 16-year+.
3	Change in year end UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
4	Average US civilian unemployment rate 16-year+.
5	Change in year end US HPI = FHFA House Price Index, relative to prior year end.

Scenario probability weighting	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
	%	%	%	%	%
As at 31.12.23
Scenario probability weighting	13.8	24.7	32.7	18.3	10.8
As at 31.12.22
Scenario probability weighting	10.9	23.1	39.4	17.6	9.0

Specific bases show the most extreme position of each variable in the context of the downside/upside scenarios, for example, the highest unemployment for downside scenarios, average unemployment for baseline scenarios and lowest unemployment for upside scenarios. GDP and HPI downside and upside scenario data represents the lowest and highest cumulative position relative to the start point, in the 20 quarter period.

Macroeconomic variables (specific bases)1
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
As at 31.12.23%		%	%	%	%
UK GDP2	13.4	9.6	1.1	(1.3)	(4.1)
UK unemployment3	3.5	3.9	4.7	6.5	8.3
UK HPI4	23.8	11.5	0.1	(22.5)	(35.0)
UK bank rate	2.5	3.0	4.2	6.8	8.5
US GDP2	15.1	12.3	1.8	0.6	(1.7)
US unemployment3	3.4	3.5	4.2	5.9	7.5
US HPI4	27.4	23.5	3.7	0.4	(7.6)
US federal funds rate	2.8	3.3	4.3	6.8	8.5
As at 31.12.22%		%	%	%	%
UK GDP2	13.9	9.4	1.4	(3.2)	(6.8)
UK unemployment3	3.4	3.6	4.2	6.6	8.5
UK HPI4	37.8	21.0	1.2	(17.9)	(35.0)
UK bank rate	0.5	0.5	3.5	6.3	8.0
US GDP2	14.1	9.6	1.3	(2.5)	(6.3)
US unemployment3	3.3	3.6	4.4	6.7	8.6
US HPI4	35.0	27.5	3.8	3.7	0.2
US federal funds rate	0.1	0.1	3.3	6.0	7.0

1
UK GDP = Real GDP growth seasonally adjusted; UK unemployment = UK unemployment rate 16-year+; UK HI = Halifax All Houses, All Buyers Index; US GDP = Real GDP growth seasonally adjusted; US unemployment = US civilian unemployment rate 16-year+; US HPI = FHFA House Price Index. 20 quarter period starts from Q123 (2022: Q122).

2
Maximum growth relative to Q422 (2022: Q421), based on 20 quarter period in Upside scenarios; 5-year yearly average CAGR in Baseline; minimum growth relative to Q422 (2022: Q421), based on 20 quarter period in Downside scenarios.

3	Lowest quarter in 20 quarter period in Upside scenarios; 5-year average in Baseline; highest quarter 20 quarter period in Downside scenarios.
4
Maximum growth relative to Q422 (2022: Q421), based on 20 quarter period in Upside scenarios; 5-year quarter end CAGR in Baseline; minimum growth relative to Q422 (2022: Q421), based on 20 quarter period in Downside scenarios.

Average basis represents the average quarterly value of variables in the 20 quarter period with GDP and HPI based on yearly average and quarterly CAGRs respectively.

Macroeconomic variables (5-year averages)1
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
As at 31.12.23%		%	%	%	%
UK GDP2	2.4	1.7	1.1	0.6	0.1
UK unemployment3	3.7	4.2	4.7	5.2	5.8
UK HPI4	4.4	2.2	0.1	(1.7)	(3.5)
UK bank rate	3.3	3.8	4.2	3.6	2.9
US GDP2	2.8	2.3	1.8	1.4	0.9
US unemployment3	3.6	3.9	4.2	4.8	5.4
US HPI4	5.0	4.3	3.7	2.4	1.2
US federal funds rate	3.6	4.0	4.3	3.9	3.2
As at 31.12.22%		%	%	%	%
UK GDP2	3.0	2.2	1.4	0.7	—
UK unemployment3	3.5	3.8	4.2	5.4	6.7
UK HPI4	6.6	3.9	1.2	(2.6)	(6.4)
UK bank rate	2.5	2.9	3.5	4.7	5.8
US GDP2	2.9	2.1	1.3	0.7	—
US unemployment3	3.4	3.9	4.4	5.5	6.7
US HPI4	6.2	5.0	3.8	2.5	1.2
US federal funds rate	2.8	3.1	3.3	4.3	5.2

1
UK GDP = Real GDP growth seasonally adjusted; UK unemployment = UK unemployment rate 16-year+; UK HPI = Halifax All Houses, All Buyers Index; US GDP = Real GDP growth seasonally adjusted; US unemployment = US civilian unemployment rate 16-year+; US HPI = FHFA House Price Index.

2	5-year yearly average CAGR, starting 2022 (2022: 2021).
3	5-year average. Period based on 20 quarters from Q123 (2022: Q122).
4	5-year quarter end CAGR, starting Q422 (2022: Q421).

ECL under 100% weighted scenarios for modelled portfolios

The table below shows the modelled ECL assuming each of the five modelled scenarios are 100% weighted with the dispersion of results around the Baseline, highlighting the impact on exposure and ECL across the scenarios. Model exposure uses exposure at default (EAD) values and is not directly comparable to gross exposure used in prior disclosures.

	Scenarios
As at 31 December 2023	Weighted1	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
Stage 1 Model Exposure (£m)
Retail mortgages	145,226	147,415	146,653	145,405	142,543	138,925
Retail credit cards2	66,512	66,459	66,482	66,497	66,580	66,580
Retail other2	8,749	8,915	8,841	8,758	8,631	8,479
Corporate loans	175,282	179,567	177,923	175,903	172,328	167,541
Stage 1 Model ECL (£m)
Retail mortgages	9	4	5	7	11	22
Retail credit cards2	562	529	545	561	584	605
Retail other2	32	31	32	32	32	31
Corporate loans	275	243	257	270	298	318
Stage 1 Coverage (%)
Retail mortgages	—	—	—	—	—	—
Retail credit cards	0.8	0.8	0.8	0.8	0.9	0.9
Retail other	0.4	0.3	0.4	0.4	0.4	0.4
Corporate loans	0.2	0.1	0.1	0.2	0.2	0.2
Stage 2 Model Exposure (£m)
Retail mortgages	20,615	17,769	18,702	20,149	23,836	28,822
Retail credit cards2	7,076	6,897	6,976	7,064	7,183	7,387
Retail other2	1,382	1,216	1,290	1,373	1,500	1,653
Corporate loans	24,374	19,919	21,621	23,763	27,445	32,375
Stage 2 Model ECL (£m)
Retail mortgages	41	23	27	34	59	123
Retail credit cards2	1,684	1,554	1,609	1,668	1,775	1,922
Retail other2	85	72	78	84	95	105
Corporate loans	663	509	565	633	782	1,031
Stage 2 Coverage (%)
Retail mortgages	0.2	0.1	0.1	0.2	0.2	0.4
Retail credit cards	23.8	22.5	23.1	23.6	24.7	26.0
Retail other	6.2	5.9	6.0	6.1	6.3	6.4
Corporate loans	2.7	2.6	2.6	2.7	2.8	3.2
Stage 3 Model Exposure (£m)3
Retail mortgages	1,672	1,672	1,672	1,672	1,672	1,672
Retail credit cards2	1,827	1,827	1,827	1,827	1,827	1,827
Retail other2	164	164	164	164	164	164
Corporate loans	3,436	3,436	3,436	3,436	3,436	3,436
Stage 3 Model ECL (£m)
Retail mortgages	333	308	316	325	351	393
Retail credit cards2	1,315	1,279	1,296	1,313	1,341	1,366
Retail other2	95	94	94	95	96	97
Corporate loans4	77	71	73	75	82	89
Stage 3 Coverage (%)
Retail mortgages	19.9	18.4	18.9	19.4	21.0	23.5
Retail credit cards	72.0	70.0	70.9	71.9	73.4	74.8
Retail other	57.9	57.3	57.3	57.9	58.5	59.1
Corporate loans4	2.2	2.1	2.1	2.2	2.4	2.6
Total Model ECL (£m)
Retail mortgages	383	335	348	366	421	538
Retail credit cards2	3,561	3,362	3,450	3,542	3,700	3,893
Retail other2	212	197	204	211	223	233
Corporate loans4	1,015	823	895	978	1,162	1,438
Total Model ECL	5,171	4,717	4,897	5,097	5,506	6,102

Reconciliation to total ECL	£m
Total weighted model ECL	5,171
ECL from individually assessed exposures4	401
ECL from non-modelled exposures and others	276
ECL from debt securities at amortised cost	27
ECL from post model management adjustments	377
Of which: ECL from economic uncertainty adjustments	198
Total ECL	6,252

1
Model exposures are allocated to a stage based on an individual scenario rather than a probability-weighted approach as required for Barclays reported impairment allowances. As a result, it is not possible to back solve the final reported weighted ECL from individual scenarios given balances may be assigned to a different stage dependent on the scenario.

2	Model exposures and ECL reported within Retail credit cards and Retail other exclude the German consumer finance business portfolio which has now been classified as assets held for sale.
3
Model exposures allocated to Stage 3 does not change in any of the scenarios as the transition criteria relies only on an observable evidence of default as at 31 December 2023 and not on macroeconomic scenario.

4
Material corporate loan defaults are individually assessed across different recovery strategies. As a result, ECL of £401m is reported as an individually assessed impairment in the reconciliation table.

The use of five scenarios with associated weightings results in a total weighted ECL uplift from the Baseline ECL of 1.5%.

Retail mortgages: Total weighted ECL of £383m represents a 4.6% increase over the Baseline ECL (£366m) with coverage ratios remaining steady across the Upside scenarios, Baseline and Downside 1 scenario. Under the Downside 2 scenario, total ECL increases to £538m driven by a significant fall in UK HPI.

Retail credit cards: Total weighted ECL of £3,561m is broadly aligned to the Baseline ECL (£3,542m). Total ECL increases to £3,893m under the Downside 2 scenario, driven by an increase in UK and US unemployment rate.

Retail other: Total weighted ECL of £212m is aligned to the Baseline ECL (£211m). Total ECL increases to £233m under the Downside 2 scenario, largely driven by an increase in UK unemployment rate.

Corporate loans: Total weighted ECL of £1,015m represents a 3.8% increase over the Baseline ECL (£978m). Total ECL increases to £1,438m under the Downside 2 scenario, driven by a decrease in UK and US GDP.

	Scenarios
As at 31 December 2022	Weighted1	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
Stage 1 Model Exposure (£m)
Retail mortgages	144,701	147,754	146,873	145,322	142,599	138,619
Retail credit cards	67,204	67,622	67,352	67,080	66,908	66,636
Retail other	12,282	12,428	12,341	12,235	12,111	11,986
Corporate loans	155,794	163,699	161,070	157,710	150,435	138,226
Stage 1 Model ECL (£m)
Retail mortgages	7	3	3	4	9	30
Retail credit cards	509	493	503	512	517	521
Retail other	52	45	49	52	54	55
Corporate loans	341	259	290	325	397	443
Stage 1 Coverage (%)
Retail mortgages	—	—	—	—	—	—
Retail credit cards	0.8	0.7	0.7	0.8	0.8	0.8
Retail other	0.4	0.4	0.4	0.4	0.4	0.5
Corporate loans	0.2	0.2	0.2	0.2	0.3	0.3
Stage 2 Model Exposure (£m)
Retail mortgages	18,723	15,670	16,551	18,102	20,825	24,805
Retail credit cards	7,611	6,551	7,118	7,691	8,313	9,062
Retail other	1,559	1,386	1,485	1,601	1,741	1,881
Corporate loans	24,935	16,858	19,550	23,031	30,432	42,837
Stage 2 Model ECL (£m)
Retail mortgages	33	15	18	23	45	151
Retail credit cards	1,624	1,361	1,487	1,624	1,811	2,032
Retail other	124	96	109	124	144	160
Corporate loans	610	399	470	569	816	1,303
Stage 2 Coverage (%)
Retail mortgages	0.2	0.1	0.1	0.1	0.2	0.6
Retail credit cards	21.3	20.8	20.9	21.1	21.8	22.4
Retail other	8.0	6.9	7.3	7.7	8.3	8.5
Corporate loans	2.4	2.4	2.4	2.5	2.7	3.0
Stage 3 Model Exposure (£m)2
Retail mortgages	1,553	1,553	1,553	1,553	1,553	1,553
Retail credit cards	1,354	1,354	1,354	1,354	1,354	1,354
Retail other	216	216	216	216	216	216
Corporate loans	2,891	2,891	2,891	2,891	2,891	2,891
Stage 3 Model ECL (£m)
Retail mortgages	332	311	317	323	347	405
Retail credit cards	880	861	871	881	893	902
Retail other	132	129	131	132	134	136
Corporate loans3	70	66	68	70	78	85
Stage 3 Coverage (%)
Retail mortgages	21.4	20.0	20.4	20.8	22.3	26.1
Retail credit cards	65.0	63.6	64.3	65.1	66.0	66.6
Retail other	61.1	59.7	60.6	61.1	62.0	63.0
Corporate loans3	2.4	2.3	2.4	2.4	2.7	2.9
Total Model ECL (£m)
Retail mortgages	372	329	338	350	401	586
Retail credit cards	3,013	2,715	2,861	3,017	3,221	3,455
Retail other	308	270	289	308	332	351
Corporate loans3	1,021	724	828	964	1,291	1,831
Total Model ECL	4,714	4,038	4,316	4,639	5,245	6,223

Reconciliation to total ECL	£m
Total weighted model ECL	4,714
ECL from individually assessed exposures3	434
ECL from non-modelled exposures and others	460
ECL from debt securities at amortised cost	42
ECL from post model management adjustments	525
Of which: ECL from economic uncertainty adjustments	317
Total ECL	6,175

1
Model exposures are allocated to a stage based on an individual scenario rather than a probability-weighted approach, as required for Barclays reported impairment allowances. As a result, it is not possible to back solve the final reported weighted ECL from individual scenarios given balances may be assigned to a different stage dependent on the scenario.

2
Model exposures allocated to Stage 3 does not change in any of the scenarios as the transition criteria relies only on an observable evidence of default as at 31 December 2022 and not on macroeconomic scenario.

3
Material corporate loan defaults are individually assessed across different recovery strategies. As a result, ECL of £434m is reported as an individually assessed impairment in the reconciliation table.

Analysis of specific portfolios and asset types

Secured home loans

The UK home loan portfolio primarily comprises first lien mortgages and accounts for 95% (December 2022: 93%) of the Group’s total home loans balance.

	Barclays UK
Home loans principal portfolios	As at 31.12.23	As at 31.12.22
Gross loans and advances (£m)	163,639	162,380
90 day arrears rate, excluding recovery book (%)	0.2	0.1
Annualised gross charge-off rates - 180 days past due (%)	0.5	0.5
Recovery book proportion of outstanding balances (%)	0.6	0.5
Recovery book impairment coverage ratio (%)1	7.2	5.2

Average marked to market LTV
Balance weighted %	53.6	50.4
Valuation weighted %	40.0	37.3

New lending	Year ended 31.12.23	Year ended 31.12.22
New home loan bookings (£m)	22,669	30,307
New home loan proportion > 90% LTV (%)	0.6	2.8
Average LTV on new home loans: balance weighted (%)	62.6	68.1
Average LTV on new home loans: valuation weighted (%)	53.8	59.6

1	Recovery Book Impairment Coverage Ratio excludes KMC.

Home loans principal portfolios – distribution of balances by LTV1

	Distribution of balances				Distribution of impairment allowance				Coverage ratio
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Barclays UK	%	%	%	%	%	%	%	%	%	%	%	%
As at 31.12.23
<=75%	73.5	10.4	0.9	84.8	8.5	16.2	26.7	51.4	—	0.2	3.8	0.1
>75% and <=90%	12.3	1.2	0.1	13.6	7.4	16.7	12.8	36.9	0.1	1.9	27.9	0.4
>90% and <=100%	1.5	0.1	—	1.6	1.2	2.5	3.6	7.3	0.1	2.6	63.3	0.6
>100%	—	—	—	—	0.3	0.7	3.4	4.4	1.0	12.1	100.0	12.4
As at 31.12.22
<=75%	78.8	10.5	0.8	90.1	10.2	30.8	33.2	74.2	—	0.2	2.9	0.1
>75% and <=90%	8.8	0.5	—	9.3	3.9	9.7	5.2	18.8	—	1.4	30.8	0.1
>90% and <=100%	0.6	—	—	0.6	0.3	0.3	2.4	3.0	—	1.5	85.0	0.4
>100%	—	—	—	—	0.1	0.6	3.3	4.0	0.4	21.4	64.9	13.1

1	Portfolio marked to market based on the most updated valuation including recovery book balances. Updated valuations reflect the application of the latest HPI available as at 31 December 2023.

New home loans bookings in 2023 decreased 25% to £22.7bn (2022: 30.3bn) and the 90 day arrears rate increased to 0.2% (2022: 0.1%), mainly driven by economic conditions that resulted in general mortgage market suppression, including higher mortgage payments as rates continued to rise and increased cost of living factors in line with inflation in 2023.

Head Office: Italian home loans and advances at amortised cost reduced to £3.6bn (2022: £4.5bn) and continue to run-off since new bookings ceased in 2016. The portfolio is secured on residential property with an average balance weighted mark to market LTV of 55.6% (2022: 58.8%). 90-day arrears increased to 2.4% (2022: 1.2%) due to deterioration caused by affordability stress related to rising inflation and interest rates. The gross charge-off rate was broadly stable at 0.7% (2022: 0.6%).

Retail credit cards and Retail other

The principal portfolios listed below accounted for 91% (December 2022: 87%) of the Group’s total retail credit cards and retail other.

Principal portfolios	Gross exposure	30 day arrears rate, excluding recovery book	90 day arrears rate, excluding recovery book	Annualised gross write-off rate	Annualised net write-off rate
As at 31.12.23	£m	%	%	%	%
Barclays UK
UK cards	10,420	0.9	0.2	1.4	1.3
UK personal loans	3,641	1.5	0.6	1.3	1.0
Barclays Partner Finance	2,344	0.6	0.3	0.7	0.7
Barclays International
US cards	27,286	2.9	1.5	2.3	2.3

As at 31.12.22
Barclays UK
UK cards	9,939	0.9	0.2	3.7	3.6
UK personal loans	4,023	1.4	0.6	4.1	3.8
Barclays Partner Finance	2,612	0.5	0.2	0.7	0.7
Barclays International
US cards	25,554	2.2	1.2	2.4	2.3
German consumer finance business	4,269	1.7	0.7	0.7	0.6

Retail Credit Cards and Retail Other held for sale	Gross exposure	30 day arrears rate, excluding recovery book	90 day arrears rate, excluding recovery book	Annualised gross write-off rate	Annualised net write-off rate
As at 31.12.23	£m	%	%	%	%
Barclays International
German consumer finance business	4,094	1.7	0.8	1.0	1.0

UK cards: 30 day and 90 day arrears rates remained stable at 0.9% (2022: 0.9%) and 0.2% (2022: 0.2%) respectively. Total exposure increased from £9.9bn to £10.4bn due to growth in spend and promotional balances. Both the gross and net write off rates decreased by 2.3% driven by the impact of a strategy change in 2022 to align the point of charge off and write off in that year and lower charge off rates in 2023.

UK personal loans: 30 and 90 day arrears rates have remained broadly stable at 1.5% (2022: 1.4%) and 0.6% (2022: 0.6%) respectively. Both the gross and net write off rates decreased by 2.8%, driven by the impact of a strategy change in 2022 to align the point of charge off and write off in that year and by the impact of large bulk sales in 2022 which reduced the flow to write off in 2023.

Barclays Partner Finance: 30 and 90 day arrears rates increased marginally to 0.6% (2022: 0.5%) and 0.3% (2022: 0.2%) respectively as the weighting of lower risk customers with larger balances reduced. Total exposure fell to £2.3bn (2022: £2.6bn) due to a strategic decision to reduce the number of active partner businesses. Annualised gross and net write off rates remained stable.

US cards: 30 and 90 day arrears rates increased to 2.9% (2022: 2.2%) and 1.5% (2022: 1.2%) respectively due to an anticipated higher flow into and through delinquency, as rates returned to pre-pandemic levels. Write off rates remained broadly stable at 2.3%.

German consumer finance business: Gross exposure decreased 4% following business reprioritisation and discontinuation of Open Market loans originations. 30 and 90 day arrears rates remained stable and write-off rates increased due to the impact of accepting higher loan amount applications during 2022, which has since been discontinued.

Market Risk

Analysis of management value at risk (VaR)

The table below shows the total management VaR on a diversified basis by asset class. Total management VaR includes all trading positions in Barclays Bank Group and it is calculated with a one-day holding period. VaR limits are applied to total management VaR and by asset class. Additionally, the market risk management function applies VaR sub-limits to material businesses and trading desks.

Management VaR (95%) by asset class

	Year ended 31.12.23			Year ended 31.12.22
	Average	High	Low	Average	High	Low
	£m	£m	£m	£m	£m	£m
Credit risk	40	57	22	25	71	8
Interest rate risk	15	25	9	13	23	4
Equity risk	6	10	3	10	29	4
Basis risk	13	25	8	12	24	4
Spread risk	9	14	5	7	11	3
Foreign exchange risk	4	9	1	8	25	2
Commodity risk	—	1	—	—	1	—
Inflation risk	6	11	2	6	17	3
Diversification effect1	(51)			(45)
Total management VaR	42	60	24	36	73	13

1
Diversification effects recognise that forecast losses from different assets or businesses are unlikely to occur concurrently, hence the expected aggregate loss is lower than the sum of the expected losses from each area. Historical correlations between losses are taken into account in making these assessments. The high and low VaR figures reported for each category did not necessarily occur on the same day as the high and low VaR reported as a whole. Consequently, a diversification effect balance for the high and low VaR figures would not be meaningful and is therefore omitted from the above table.

Average Management VaR increased 17% to £42m (2022: £36m) and the range narrowed. The increase was driven by the impact of funded, fair value leverage loan exposure in Investment Banking since Q4 2022, partially offset by lower market volatility and credit spread levels in 2023 as geopolitical tensions eased, relative to 2022, inflation declined and the pace of interest rate rises moderated. Management VaR declined in 2023 from a high of £73m in November 2022, driven by a reduction in the size of the funded, fair value leverage loan exposure in Investment Banking.

Treasury and Capital Risk

The Group has established a comprehensive set of policies, standards and controls for managing its liquidity risk; together these set out the requirements for Barclays’ liquidity risk framework. The liquidity risk framework meets the PRA standards and enables Barclays to maintain liquidity resources that are sufficient in amount and quality, and a funding profile that is appropriate to meet the Group’s Liquidity Risk Appetite. The liquidity risk framework is delivered via a combination of policy formation, review and challenge, governance, analysis, stress testing, limit setting and monitoring.

Liquidity risk stress testing

The Internal Liquidity Stress Tests (ILST) measure the potential contractual and contingent stress outflows under a range of scenarios, which are then used to determine the size of the liquidity pool that is immediately available to meet anticipated outflows if a stress occurs. The short-term scenarios include a 30 day Barclays-specific stress event, a 90 day market-wide stress event and a 30 day combined scenario consisting of both a Barclays specific and market-wide stress event. The Group also runs a liquidity stress test which measures the anticipated outflows over a 12 month market-wide scenario.

The LCR requirement takes into account the relative stability of different sources of funding and potential incremental funding requirements in a stress. The LCR is designed to promote short-term resilience of a bank’s liquidity risk profile by holding sufficient high quality liquid assets to survive an acute stress scenario lasting for 30 days.

As at 31 December 2023 the average LCR was 161% (December 2022: 156%). The Group held eligible liquid assets in excess of 100% of net stress outflows as measured according to both its internal ILST and external regulatory requirements.

Liquidity coverage ratio1	As at 31.12.23	As at 31.12.22
	£bn	£bn
LCR Eligible High Quality Liquid Assets (HQLA)	310	320
Net stress outflows	192	206
Surplus	118	114

Liquidity coverage ratio	161%	156%

1
Liquidity Coverage Ratio is now shown on an average basis, based on the average of the last 12 spot month end ratios. The HQLA, Net Stress outflow, and Surplus balances in the table above are average month end balances for the past 12 months. Prior period HQLA, Net Stress Outflows, Surplus & LCR comparatives have been updated for consistency.

Net Stable Funding Ratio

The external NSFR metric requires banks to maintain a stable funding profile taking into account both on and certain off balance sheet exposures over a medium to long term period. The ratio is defined as the Available Stable Funding (capital and certain liabilities which are treated as stable sources of funding) relative to the Required Stable Funding (a measure of assets on the balance sheet and certain off balance sheet exposures which may require longer term funding). The NSFR (average of last four quarter ends) as at 31 December 2023 was 138%, which was a surplus above requirements of £167bn.

Net Stable Funding Ratio1	As at 31.12.23	As at 31.12.22
	£bn	£bn
Total Available Stable Funding	607	576
Total Required Stable Funding	440	421
Surplus	167	155

Net Stable Funding Ratio	138%	137%

1	Represents average of the last four spot quarter end ratios.

As part of the liquidity risk appetite, Barclays establishes minimum LCR, NSFR and internal liquidity stress test limits. The Group plans to maintain its surplus to the internal and regulatory requirements at an efficient level. Risks to market funding conditions, the Group’s liquidity position and funding profile are assessed continuously, and actions are taken to manage the size of the liquidity pool and the funding profile as appropriate.

Composition of the Group liquidity pool
	LCR eligible1 High Quality Liquid Assets (HQLA)					Liquidity pool
	Cash	Level 1	Level 2A	Level 2B	Total	2023	2022
	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Cash and deposits with central banks2	211	—	—	—	211	232	263

Government bonds3
AAA to AA-	—	40	5	—	45	48	39
A+ to A-	—	1	1	—	2	1	3
BBB+ to BBB-	—	1	—	—	1	1	—
Total government bonds	—	42	6	—	48	50	42

Other
Government Guaranteed Issuers, PSEs and GSEs	—	4	—	—	4	5	6
International Organisations and MDBs	—	3	—	—	3	3	2
Covered bonds	—	3	3	—	6	7	5
Other	—	—	—	2	2	1	—
Total other	—	10	3	2	15	16	13

Total as at 31 December 2023	211	52	9	2	274	298
Total as at 31 December 2022	248	31	15	1	295		318

1
The LCR eligible HQLA is adjusted for operational restrictions upon consolidation under Article 8 of the Liquidity Coverage Ratio section of the PRA rulebook (CRR) such as trapped liquidity within Barclays subsidiaries. It also reflects differences in eligibility of assets between the LCR and Barclays’ Liquidity Pool.

2
Includes cash held at central banks and surplus cash at central banks related to payment schemes. Over 99% (December 2022: over 99%) was placed with the Bank of England, US Federal Reserve, European Central Bank, Bank of Japan and Swiss National Bank.

3	Of which over 80% (December 2022: over 79%) comprised UK, US, French, German, Japanese, Swiss and Dutch securities.

The Group liquidity pool decreased to £298bn as at December 2023 (December 2022: £318bn) driven by a reduction in wholesale funding, a slight reduction in overall deposits, with a decrease in Barclays UK deposits being largely offset by growth in Corporate Bank deposits, and changes in business funding consumption.

In 2023, the month-end liquidity pool ranged from £298bn to £342bn (2022: £309bn to £359bn), and the month-end average balance was £328bn (2022: £331bn). The liquidity pool is held unencumbered and represents readily accessible funds to meet potential cash outflows during stress periods.

As at 31 December 2023, 59% (December 2022: 60%) of the liquidity pool was located in Barclays Bank PLC, 22% (December 2022: 25%) in Barclays Bank UK PLC and 11% (December 2022: 9%) in Barclays Bank Ireland PLC. The residual portion of the liquidity pool is held outside of these entities, predominantly in US subsidiaries, to meet entity-specific stress outflows and local regulatory requirements. To the extent the use of this residual portion of the liquidity pool is restricted due to local regulatory requirements, it is assumed to be unavailable to the rest of the Group in calculating the LCR.

The composition of the pool is subject to limits set by the Board and the independent liquidity risk, credit risk and market risk functions. In addition, the investment of the liquidity pool is monitored for concentration by issuer, currency and asset type. Given returns generated by these highly liquid assets, the risk and reward profile is continuously managed.

Deposit funding

	As at 31.12.23			As at 31.12.22
	Loans and advances, debt securities at amortised cost	Deposits at amortised cost	Loan: deposit ratio1	Loan: deposit ratio1
Funding of loans and advances	£bn	£bn	%	%
Barclays UK	221	241	92	87
Barclays International	174	298	58	59
Head Office	4
Barclays Group	399	539	74	73

1	The loan: deposit ratio is calculated as loans and advances at amortised cost and debt securities at amortised cost divided by deposits at amortised cost.

Funding structure and funding relationships

The basis for liquidity risk management is a funding structure that reduces the probability of a liquidity stress leading to an inability to meet funding obligations as they fall due. The Group’s overall funding strategy is to develop a diversified funding base (geographically, by type and by counterparty) and maintain access to a variety of alternative funding sources, to provide protection against unexpected fluctuations, while minimising the cost of funding.

Within this, the Group aims to align the sources and uses of funding. As such, retail and corporate loans and advances are largely funded by deposits in the relevant entities, with the surplus primarily funding the liquidity pool. The majority of reverse repurchase agreements are matched by repurchase agreements. Derivative liabilities and assets are largely matched. A substantial proportion of balance sheet derivative positions qualify for counterparty netting and the remaining portions are largely offset when netted against cash collateral received and paid. Wholesale debt and equity is used to fund residual assets.

These funding relationships as at 31 December 2023 are summarised below:

	As at 31.12.23	As at 31.12.22		As at 31.12.23	As at 31.12.22
Assets	£bn	£bn	Liabilities and equity	£bn	£bn
Loans and advances at amortised cost1	386	385	Deposits at amortised cost	539	546
Group liquidity pool	298	318	<1 Year wholesale funding	59	73
			>1 Year wholesale funding	118	111
Reverse repurchase agreements, trading portfolio assets, cash collateral and settlement balances	435	412	Repurchase agreements, trading portfolio liabilities, cash collateral and settlement balances	380	370
Derivative financial instruments	257	302	Derivative financial instruments	250	290
Other assets2	101	97	Other liabilities	59	55
			Equity	72	69
Total assets	1,477	1,514	Total liabilities and equity	1,477	1,514

1	Adjusted for liquidity pool debt securities reported at amortised cost of £18bn (December 2022: £14bn).
2	Other assets include fair value assets that are not part of reverse repurchase agreements or trading portfolio assets, and other asset categories.

Composition of wholesale funding

Wholesale funding outstanding (excluding repurchase agreements) was £176.8bn (December 2022: £184.0bn). In 2023, the Group issued £14.1bn of MREL eligible instruments from Barclays PLC (the Parent company) in a range of tenors and currencies.

Our operating companies also access wholesale funding markets to maintain their stable and diversified funding bases. Barclays Bank PLC continued to issue in the shorter-term and medium-term notes markets. In addition, Barclays Bank UK PLC continued to issue in the shorter-term markets and maintains active secured funding programmes.

Wholesale funding of £58.6bn (December 2022: £72.5bn) matures in less than one year, representing 33% (December 2022: 39%) of total wholesale funding outstanding. This includes £18.7bn (December 2022: £15.0bn) related to term funding1.

Maturity profile of wholesale funding1,2

	<1	1-3	3-6	6-12	<1	1-2	2-3	3-4	4-5	>5
	month	months	months	months	year	years	years	years	years	years	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Barclays PLC (the Parent company)
Senior unsecured (public benchmark)	1.2	—	0.3	—	1.5	5.5	9.7	5.9	4.7	20.0	47.3
Senior unsecured (privately placed)	—	—	—	—	—	—	—	—	—	1.0	1.0
Subordinated liabilities	—	—	—	0.4	0.4	—	1.5	—	1.5	5.8	9.2
Barclays Bank PLC (including subsidiaries)
Certificates of deposit and commercial paper	0.6	9.7	8.6	7.5	26.4	1.3	—	—	—	—	27.7
Asset backed commercial paper	2.4	8.2	1.0	—	11.6	—	—	—	—	—	11.6
Senior unsecured (public benchmark)	—	—	1.0	—	1.0	—	—	—	—	—	1.0
Senior unsecured (privately placed)3	1.4	1.6	2.9	8.5	14.4	12.1	8.4	5.2	7.0	21.1	68.2
Asset backed securities	—	—	0.1	1.0	1.1	1.2	0.5	—	0.1	3.1	6.0
Subordinated liabilities	—	0.1	—	0.2	0.3	0.2	0.3	0.1	—	0.4	1.3
Barclays Bank UK PLC (including subsidiaries)
Certificates of deposit and commercial paper	1.9	—	—	—	1.9	—	—	—	—	—	1.9
Senior unsecured (public benchmark)	—	—	—	—	—	—	—	—	—	0.2	0.2
Covered bonds	—	—	—	—	—	—	—	0.5	0.2	0.7	1.4
Total as at 31 December 2023	7.5	19.6	13.9	17.6	58.6	20.3	20.4	11.7	13.5	52.3	176.8
Of which secured	2.4	8.2	1.1	1.0	12.7	1.2	0.5	0.5	0.3	3.8	19.0
Of which unsecured	5.1	11.4	12.8	16.6	45.9	19.1	19.9	11.2	13.2	48.5	157.8

Total as at 31 December 2022	11.1	26.5	16.4	18.5	72.5	22.4	16.9	14.5	9.7	48.0	184.0
Of which secured	4.9	6.7	1.3	0.2	13.1	1.8	0.7	0.5	1.0	2.1	19.2
Of which unsecured	6.2	19.8	15.1	18.3	59.4	20.6	16.2	14.0	8.7	45.9	164.8

1
The composition of wholesale funds comprises the balance sheet reported financial liabilities at fair value, debt securities in issue and subordinated liabilities. It does not include participation in the central bank facilities reported within repurchase agreements and other similar secured borrowing.

2
Term funding comprises public benchmark and privately placed senior unsecured notes, covered bonds, asset-backed securities and subordinated debt where the original maturity of the instrument is more than 1 year.

3	Includes structured notes of £54.7bn, of which £11.5bn matures within one year.

Regulatory minimum requirements

Capital

The Group’s Overall Capital Requirement for CET1 increased to 12.0%, following the latest PRA Individual Capital Requirement (ICR) notice and comprises a 4.5% Pillar 1 minimum, a 2.5% Capital Conservation Buffer (CCB), a 1.5% Global Systemically Important Institution (G-SII) buffer, a 2.6% Pillar 2A requirement and a 0.9% Countercyclical Capital Buffer (CCyB).

The Group’s CCyB is based on the buffer rate applicable for each jurisdiction in which the Group has exposures. Following the Financial Policy Committee (FPC) announcement on 5 July 2022, the UK CCyB increased from 1% to 2% with effect from 5 July 2023. The buffer rates set by other national authorities for non-UK exposures are not currently material.

The Group’s updated Pillar 2A requirement increased by 25bps to 4.6% of which at least 56.25% needs to be met with CET1 capital, equating to 2.6% of RWAs. The Pillar 2A requirement, based on a point in time assessment, has been set as a proportion of RWAs and is subject to at least annual review.

The Group’s CET1 target ratio of 13-14% takes into account headroom above requirements which includes a confidential institution-specific PRA buffer. The Group remains above its minimum capital regulatory requirements including the PRA buffer.

Leverage

The Group is subject to a UK leverage ratio requirement of 4.1%. This comprises the 3.25% minimum requirement, a G-SII additional leverage ratio buffer (G-SII ALRB) of 0.53% and a countercyclical leverage ratio buffer (CCLB) of 0.3%. The Group is also required to disclose an average UK leverage ratio which is based on capital on the last day of each month in the quarter and an exposure measure for each day in the quarter.

MREL

The Group is required to meet the higher of: (i) two times the sum of 8% Pillar 1 and 4.6% Pillar 2A equating to 25.2% of RWAs; and (ii) 6.75% of leverage exposures. In addition, the higher of regulatory capital and leverage buffers apply. CET1 capital cannot be counted towards both MREL and the buffers, meaning that the buffers, including the above mentioned confidential institution-specific PRA buffer, will effectively be applied above MREL requirements.

In the disclosures that follow, references to CRR, as amended by CRR II, mean the capital regulatory requirements, as they form part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended.

Capital ratios1,2	As at 31.12.23	As at 30.09.23	As at 31.12.22
CET1	13.8%	14.0%	13.9%
T1	17.7%	17.5%	17.9%
Total regulatory capital	20.1%	20.0%	20.8%
MREL ratio as a percentage of total RWAs	33.6%	33.4%	33.5%

Own funds and eligible liabilities	£m	£m	£m
Total equity excluding non-controlling interests per the balance sheet	71,204	68,315	68,292
Less: other equity instruments (recognised as AT1 capital)	(13,259)	(11,857)	(13,284)
Adjustment to retained earnings for foreseeable ordinary share dividends	(795)	(497)	(787)
Adjustment to retained earnings for foreseeable repurchase of shares	—	(223)	—
Adjustment to retained earnings for foreseeable other equity coupons	(43)	(45)	(37)

Other regulatory adjustments and deductions
Additional value adjustments (PVA)	(1,901)	(1,630)	(1,726)
Goodwill and intangible assets	(7,790)	(8,243)	(8,224)
Deferred tax assets that rely on future profitability excluding temporary differences	(1,630)	(1,480)	(1,500)
Fair value reserves related to gains or losses on cash flow hedges	3,707	6,421	7,237
Excess of expected losses over impairment	(296)	(292)	(119)
Gains or losses on liabilities at fair value resulting from own credit	136	(142)	(620)
Defined benefit pension fund assets	(2,654)	(2,960)	(3,430)
Direct and indirect holdings by an institution of own CET1 instruments	(20)	(20)	(20)
Adjustment under IFRS 9 transitional arrangements	288	290	700
Other regulatory adjustments	357	321	396
CET1 capital	47,304	47,958	46,878

AT1 capital
Capital instruments and related share premium accounts	13,263	11,857	13,284
Other regulatory adjustments and deductions	(60)	(60)	(60)
AT1 capital	13,203	11,797	13,224

T1 capital	60,507	59,755	60,102

T2 capital
Capital instruments and related share premium accounts	7,966	8,126	9,000
Qualifying T2 capital (including minority interests) issued by subsidiaries	569	757	1,095
Credit risk adjustments (excess of impairment over expected losses)	—	58	35
Other regulatory adjustments and deductions	(160)	(160)	(160)
Total regulatory capital	68,882	68,536	70,072

Less : Ineligible T2 capital (including minority interests) issued by subsidiaries	(569)	(757)	(1,095)
Eligible liabilities	46,995	46,477	43,851

Total own funds and eligible liabilities3	115,308	114,256	112,828

Total RWAs	342,717	341,868	336,518

1
CET1, T1 and T2 capital, and RWAs are calculated applying the transitional arrangements of the CRR as amended by CRR II. This includes IFRS 9 transitional arrangements and the grandfathering of CRR II non-compliant capital instruments.

2
The fully loaded CET1 ratio, as is relevant for assessing against the conversion trigger in Barclays PLC AT1 securities, was 13.7%, with £47.0bn of CET1 capital and £342.7bn of RWAs calculated without applying the transitional arrangements of the CRR as amended by CRR II.

3
As at 31 December 2023, the Group's MREL requirement, excluding the PRA buffer, was to hold £103.0bn of own funds and eligible liabilities equating to 30.1% of RWAs. The Group remains above its MREL regulatory requirement including the PRA buffer.

Movement in CET1 capital	Three months ended 31.12.23	Twelve months ended 31.12.23
	£m	£m
Opening CET1 capital	47,958	46,878

Profit for the period attributable to equity holders	108	5,259
Own credit relating to derivative liabilities	41	49
Ordinary share dividends paid and foreseen	(298)	(1,218)
Purchased and foreseeable share repurchase	—	(1,250)
Other equity coupons paid and foreseen	(217)	(991)
(Decrease)/increase in retained regulatory capital generated from earnings	(366)	1,849

Net impact of share schemes	140	104
Fair value through other comprehensive income reserve	276	194
Currency translation reserve	(738)	(1,101)
Other reserves	(6)	(42)
Decrease in other qualifying reserves	(328)	(845)

Pension remeasurements within reserves	(328)	(855)
Defined benefit pension fund asset deduction	306	776
Net impact of pensions	(22)	(79)

Additional value adjustments (PVA)	(271)	(175)
Goodwill and intangible assets	453	434
Deferred tax assets that rely on future profitability excluding those arising from temporary differences	(150)	(130)
Excess of expected loss over impairment	(4)	(177)
Adjustment under IFRS 9 transitional arrangements	(2)	(412)
Other regulatory adjustments	36	(39)
Increase/(decrease) in regulatory capital due to adjustments and deductions	62	(499)

Closing CET1 capital	47,304	47,304

CET1 capital increased £0.4bn to £47.3bn (December 2022: £46.9bn).

£5.3bn of capital generated from profit, including the impacts of structural cost actions, was partially offset by distributions of £3.5bn comprising:

●£1.25bn of share buybacks announced with FY22 and H123 results
●£1.2bn of ordinary share dividend paid and foreseen reflecting £0.4bn interim dividend paid and a £0.8bn accrual towards the FY23 dividend
●£1.0bn of equity coupons paid and foreseen

Other significant movements in the period were:

●£1.1bn decrease in the currency translation reserve driven by the strengthening of GBP against USD
●£0.4bn decrease in IFRS 9 transitional relief primarily due to the relief applied to the pre-2020 impairment charge reducing to 0% in 2023 from 25% in 2022 and the relief applied to the post-2020 impairment charge reducing to 50% in 2023 from 75% in 2022
●£0.2bn increase in PVA, which includes an increase for price uncertainty within corporate loans, including the leveraged finance loan portfolio
●£0.4bn increase primarily driven by intangible impairment structural cost actions. The impact of this was capital neutral with the offsetting decrease within attributable profit.

RWAs by risk type and business
	Credit risk1		Counterparty credit risk				Market Risk		Operational risk	Total RWAs
	STD	IRB	STD	IRB	Settlement Risk	CVA	STD	IMA
As at 31.12.23	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	10,472	50,761	178	—	—	94	274	—	11,715	73,494
Corporate and Investment Bank	40,315	65,499	18,775	22,033	159	3,260	14,625	25,222	26,887	216,775
Consumer, Cards and Payments	28,218	5,515	182	55	—	38	2	638	7,631	42,279
Barclays International	68,533	71,014	18,957	22,088	159	3,298	14,627	25,860	34,518	259,054
Head Office	3,881	6,963	—	—	—	—	—	—	(675)	10,169
Barclays Group	82,886	128,738	19,135	22,088	159	3,392	14,901	25,860	45,558	342,717
As at 30.09.231
Barclays UK	11,731	49,928	160	—	—	90	215	—	11,054	73,178
Corporate and Investment Bank	38,869	69,467	17,983	21,784	123	3,108	17,542	23,253	27,093	219,222
Consumer, Cards and Payments	28,613	3,987	191	51	—	42	2	535	6,527	39,948
Barclays International	67,482	73,454	18,174	21,835	123	3,150	17,544	23,788	33,620	259,170
Head Office	4,116	6,213	—	—	—	—	—	—	(809)	9,520
Barclays Group	83,329	129,595	18,334	21,835	123	3,240	17,759	23,788	43,865	341,868
As at 31.12.22
Barclays UK	6,836	54,752	167	—	—	72	233	—	11,023	73,083
Corporate and Investment Bank	35,738	75,413	16,814	21,449	80	3,093	13,716	22,497	27,064	215,864
Consumer, Cards and Payments	27,882	3,773	214	46	—	61	—	388	6,559	38,923
Barclays International	63,620	79,186	17,028	21,495	80	3,154	13,716	22,885	33,623	254,787
Head Office	2,636	6,843	—	—	—	—	—	—	(831)	8,648
Barclays Group	73,092	140,781	17,195	21,495	80	3,226	13,949	22,885	43,815	336,518

1	From Q323 credit risk RWAs of £9.8bn relating to deferred tax assets, have been reclassified from IRB to STD with no impact to total RWAs.

Movement analysis of RWAs	Credit risk	Counterparty credit risk	Market risk	Operational risk	Total RWAs
	£m	£m	£m	£m	£m
Opening RWAs (as at 31.12.22)	213,873	41,996	36,834	43,815	336,518
Book size	(1,338)	2,122	3,325	1,743	5,852
Acquisitions and disposals	688	—	—	—	688
Book quality	1,512	(136)	—	—	1,376
Model updates	(2,600)	—	1,200	—	(1,400)
Methodology and policy	5,175	2,700	—	—	7,875
Foreign exchange movements1	(5,686)	(1,908)	(598)	—	(8,192)
Total RWA movements	(2,249)	2,778	3,927	1,743	6,199
Closing RWAs (as at 31.12.23)	211,624	44,774	40,761	45,558	342,717

1	Foreign exchange movements does not include the impact of foreign exchange for modelled market risk or operational risk

Overall RWAs increased £6.2bn to £342.7bn (December 2022: £336.5bn).

Credit risk RWAs decreased £2.2bn:

●A £1.3bn decrease in book size within CIB and mortgages within Barclays UK, partially offset by higher credit card balances within CC&P
●A £1.5bn increase in book quality RWAs primarily driven by changes in risk parameters and HPI refresh within Barclays UK
●A £2.6bn decrease in model updates primarily driven by capital LGD model update for the mortgage portfolio to reflect the significant decrease in repossession volume during and post the COVID pandemic
●A £5.2bn increase in methodology and policy primarily driven by the recalibration of the post model adjustment (PMA) introduced to address the IRB roadmap changes and a change in treatment of non-credit obligation exposures
●A £5.7bn decrease as a result of foreign exchange movements primarily due to the strengthening of GBP against USD

Counterparty Credit risk RWAs increased £2.8bn:

●A £2.1bn increase in book size primarily due to increased trading activity within CIB
●A £2.7bn increase in methodology and policy due to a recalibration of the PMA introduced to address the IRB roadmap changes and a change in treatment of certain securities financing transactions collateral
●A £1.9bn decrease as a result of foreign exchange movements primarily due to the strengthening of GBP against USD
Market risk RWAs increased £3.9bn:
●A £3.3bn increase in book size primarily due to increased trading activity within CIB
●A £1.2bn increase in model updates to capture incremental risk arising from Stressed Value at Risk (SVaR), measured on a 10-day basis

Operational risk RWAs increase £1.7bn:

●A £1.7bn increase in book size primarily driven by the inclusion of higher 2023 CC&P and Barclays UK income compared to 2020

Leverage ratios1,2	As at 31.12.23	As at 30.09.23	As at 31.12.22
	£m	£m	£m
UK leverage ratio3	5.2%	5.0%	5.3%
T1 capital	60,507	59,755	60,102
UK leverage exposure	1,168,275	1,202,417	1,129,973
Average UK leverage ratio	4.8%	4.6%	4.8%
Average T1 capital	60,343	58,661	60,865
Average UK leverage exposure	1,266,880	1,262,290	1,280,972

1	Capital and leverage measures are calculated applying the transitional arrangements of the CRR as amended by CRR II.
2
Fully loaded UK leverage ratio was 5.2%, with £60.2bn of T1 capital and £1,168.0bn of leverage exposure. Fully loaded average UK leverage ratio was 4.7% with £60.0bn of T1 capital and £1,266.6bn of leverage exposure. Fully loaded UK leverage ratios are calculated without applying the transitional arrangements of the CRR as amended by CRR II.

3
Although the leverage ratio is expressed in terms of T1 capital, the leverage ratio buffers and 75% of the minimum requirement must be covered solely with CET1 capital. The CET1 capital held against the 0.53% G-SII ALRB was £6.1bn and against the 0.3% CCLB was £3.5bn.

The UK leverage ratio decreased to 5.2% (December 2022: 5.3%) primarily due to a £38.3bn increase in leverage exposure to £1,168.3bn, largely driven by an increase in trading portfolio assets within Global Markets.

Condensed Consolidated Financial Statements

Condensed consolidated income statement
	Year ended 31.12.23	Year ended 31.12.22
	£m	£m
Interest and similar income	35,075	19,096
Interest and similar expense	(22,366)	(8,524)
Net interest income	12,709	10,572
Fee and commission income	10,121	9,637
Fee and commission expense	(3,592)	(3,038)
Net fee and commission income	6,529	6,599
Net trading income	5,945	8,049
Net investment income	61	(434)
Other income	134	170
Total income	25,378	24,956

Staff costs	(10,017)	(9,252)
Infrastructure, administration and general expenses	(6,877)	(5,881)
Litigation and conduct	(37)	(1,597)
Operating expenses	(16,931)	(16,730)

Share of post-tax results of associates and joint ventures	(9)	6
Profit before impairment	8,438	8,232
Credit impairment charges	(1,881)	(1,220)
Profit before tax	6,557	7,012
Tax charge	(1,234)	(1,039)
Profit after tax	5,323	5,973

Attributable to:
Equity holders of the parent	4,274	5,023
Other equity instrument holders	985	905
Total equity holders of the parent	5,259	5,928
Non-controlling interests	64	45
Profit after tax	5,323	5,973

Earnings per share
Basic earnings per ordinary share	27.7p	30.8p
Diluted earnings per ordinary share	26.9p	29.8p

Condensed consolidated statement of comprehensive income
	Year ended 31.12.23	Year ended 31.12.22
	£m	£m
Profit after tax	5,323	5,973

Other comprehensive income/(loss) that may be recycled to profit or loss:1
Currency translation reserve	(1,101)	2,032
Fair value through other comprehensive income reserve	197	(1,421)
Cash flow hedging reserve	3,528	(6,382)
Other comprehensive income/(loss) that may be recycled to profit	2,624	(5,771)

Other comprehensive (loss)/income not recycled to profit or loss:1
Retirement benefit remeasurements	(855)	(281)
Fair value through other comprehensive income reserve	(3)	228
Own credit	(710)	1,463
Other comprehensive (loss)/income not recycled to profit	(1,568)	1,410

Other comprehensive income/(loss) for the period	1,056	(4,361)

Total comprehensive income for the period	6,379	1,612

Attributable to:
Equity holders of the parent	6,315	1,567
Non-controlling interests	64	45
Total comprehensive income for the period	6,379	1,612

1	Reported net of tax.

Condensed consolidated balance sheet
	As at 31.12.23	As at 31.12.22
Assets	£m	£m
Cash and balances at central banks	224,634	256,351
Cash collateral and settlement balances	108,889	112,597
Debt securities at amortised cost	56,749	45,487
Loans and advances at amortised cost to banks	9,459	10,015
Loans and advances at amortised cost to customers	333,288	343,277
Reverse repurchase agreements and other similar secured lending at amortised cost	2,594	776
Trading portfolio assets	174,605	133,813
Financial assets at fair value through the income statement	206,651	213,568
Derivative financial instruments	256,836	302,380
Financial assets at fair value through other comprehensive income	71,836	65,062
Investments in associates and joint ventures	879	922
Goodwill and intangible assets	7,794	8,239
Property, plant and equipment	3,417	3,616
Current tax assets	121	385
Deferred tax assets	5,960	6,991
Retirement benefit assets	3,667	4,743
Assets included in a disposal group classified as held for sale	3,916	—
Other assets	6,192	5,477
Total assets	1,477,487	1,513,699

Liabilities
Deposits at amortised cost from banks	14,472	19,979
Deposits at amortised cost from customers	524,317	525,803
Cash collateral and settlement balances	94,084	96,927
Repurchase agreements and other similar secured borrowings at amortised cost	41,601	27,052
Debt securities in issue	96,825	112,881
Subordinated liabilities	10,494	11,423
Trading portfolio liabilities	58,669	72,924
Financial liabilities designated at fair value	297,539	271,637
Derivative financial instruments	250,044	289,620
Current tax liabilities	529	580
Deferred tax liabilities	22	16
Retirement benefit liabilities	266	264
Provisions	1,584	1,544
Liabilities included in a disposal group classified as held for sale	3,164	—
Other liabilities	12,013	13,789
Total liabilities	1,405,623	1,444,439

Equity
Called up share capital and share premium	4,288	4,373
Other reserves	(77)	(2,192)
Retained earnings	53,734	52,827
Shareholders' equity attributable to ordinary shareholders of the parent	57,945	55,008
Other equity instruments	13,259	13,284
Total equity excluding non-controlling interests	71,204	68,292
Non-controlling interests	660	968
Total equity	71,864	69,260

Total liabilities and equity	1,477,487	1,513,699

Condensed consolidated statement of changes in equity
	Called up share capital and share premium1,2	Other equity instruments3	Other reserves4	Retained earnings	Total	Non-controlling interests	Total equity
Year ended 31.12.23	£m	£m	£m	£m	£m	£m	£m
Balance as at 1 January 2023	4,373	13,284	(2,192)	52,827	68,292	968	69,260
Profit after tax	—	985	—	4,274	5,259	64	5,323
Currency translation movements	—	—	(1,101)	—	(1,101)	—	(1,101)
Fair value through other comprehensive income reserve	—	—	194	—	194	—	194
Cash flow hedges	—	—	3,528	—	3,528	—	3,528
Retirement benefit remeasurements	—	—	—	(855)	(855)	—	(855)
Own credit	—	—	(710)	—	(710)	—	(710)
Total comprehensive income for the period	—	985	1,911	3,419	6,315	64	6,379
Employee share schemes and hedging thereof	124	—	—	497	621	—	621
Issue and redemption of other equity instruments	—	(30)	—	(38)	(68)	(312)	(380)
Other equity instruments coupons paid	—	(985)	—	—	(985)	—	(985)
Vesting of employee share schemes	—	—	(8)	(506)	(514)	—	(514)
Dividends paid	—	—	—	(1,210)	(1,210)	(64)	(1,274)
Repurchase of shares	(209)	—	209	(1,257)	(1,257)	—	(1,257)
Other movements	—	5	3	2	10	4	14
Balance as at 31 December 2023	4,288	13,259	(77)	53,734	71,204	660	71,864

Year ended 31.12.22	£m	£m	£m	£m	£m	£m	£m
Balance as at 1 January 2022	4,536	12,259	1,770	50,487	69,052	989	70,041
Profit after tax	—	905	—	5,023	5,928	45	5,973
Currency translation movements	—	—	2,032	—	2,032	—	2,032
Fair value through other comprehensive income reserve	—	—	(1,193)	—	(1,193)	—	(1,193)
Cash flow hedges	—	—	(6,382)	—	(6,382)	—	(6,382)
Retirement benefit remeasurements	—	—	—	(281)	(281)	—	(281)
Own credit	—	—	1,463	—	1,463	—	1,463
Total comprehensive income for the period	—	905	(4,080)	4,742	1,567	45	1,612
Employee share schemes and hedging thereof	70	—	—	476	546	—	546
Issue and redemption of other equity instruments	—	1,032	—	28	1,060	(20)	1,040
Other equity instruments coupons paid	—	(905)	—	—	(905)	—	(905)
Disposal of Absa holding	—	—	(84)	84	—	—	—
Vesting of employee share schemes	—	—	5	(485)	(480)	—	(480)
Dividends paid	—	—	—	(1,028)	(1,028)	(45)	(1,073)
Repurchase of shares	(233)	—	233	(1,508)	(1,508)	—	(1,508)
Own credit realisation	—	—	(36)	36	—	—	—
Other movements	—	(7)	—	(5)	(12)	(1)	(13)
Balance as at 31 December 2022	4,373	13,284	(2,192)	52,827	68,292	968	69,260

1	As at 31 December 2023, Called up share capital comprises 15,155m (December 2022: 15,871m) ordinary shares of 25p each.
2
For the period ended 31 December 2023, Barclays PLC executed two share buy-backs totalling £1250m. Accordingly, it repurchased and cancelled 837m shares. The nominal value of £209m has been transferred from Share capital to Capital redemption reserve within Other reserves. For the year ended 31 December 2022, two share buybacks were executed, totalling £1,500m. Accordingly, Barclays PLC repurchased and cancelled 931m shares. The nominal value of £233m was transferred from Share capital to Capital redemption reserve within Other reserves.

3
Other equity instruments of £13,259m (December 2022: £13,284m) comprise AT1 securities issued by Barclays PLC. There were three issuances in the form of Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities for £3,140m (net of £10m issuance costs) and two redemption of £3,170m (net of £11m issuance costs, transferred to retained earnings on redemption) for the period ended 31 December 2023. During the period ended 31 December 2022, there were three issuances in the form of Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities, for £3,158m, which includes issuance costs of £9m and two redemptions totalling £2,126m.

4	See Note 10 Other reserves.

Condensed consolidated cash flow statement
	Year ended 31.12.23	Year ended 31.12.22
	£m	£m
Profit before tax	6,557	7,012
Adjustment for non-cash items	15,250	(8,514)
Net decrease/(increase) in loans and advances at amortised cost	10,947	(24,949)
Net (decrease)/increase in deposits at amortised cost	(6,958)	26,349
Net (decrease)/increase in debt securities in issue	(19,640)	9,210
Changes in other operating assets and liabilities	(6,247)	21,811
Corporate income tax paid	(836)	(688)
Net cash from operating activities	(927)	30,231
Net cash from investing activities	(23,414)	(21,673)
Net cash from financing activities1	(1,389)	696
Effect of exchange rates on cash and cash equivalents	(5,053)	10,330
Net (decrease)/increase in cash and cash equivalents	(30,783)	19,584
Cash and cash equivalents at beginning of the period	278,790	259,206
Cash and cash equivalents at end of the period	248,007	278,790

1
Issuance and redemption of debt securities included in financing activities relate to instruments that qualify as eligible liabilities and satisfy regulatory requirements for MREL instruments which came into effect during 2019.

Financial Statement Notes

1.Tax

The tax charge for 2023 was £1,234m (2022: £1,039m), representing an effective tax rate (ETR) of 18.8% (2022: 14.8%). Included in the 2023 tax charge is a credit in respect of payments made on AT1 instruments that are classified as equity for accounting purposes and tax relief on holdings of inflation-linked government bonds.

	As at 31.12.23	As at 31.12.22
Deferred tax assets and liabilities	£m	£m
UK	4,081	4,925
USA	1,359	1,576
Other territories	520	490
Deferred tax assets	5,960	6,991
Deferred tax liabilities	(22)	(16)

Analysis of deferred tax assets
Temporary differences	4,212	5,345
Tax losses	1,748	1,646
Deferred tax assets	5,960	6,991

2.Earnings per share

	Year ended 31.12.23	Year ended 31.12.22
	£m	£m
Profit attributable to ordinary equity holders of the parent	4,274	5,023

	m	m
Basic weighted average number of shares in issue	15,445	16,333
Number of potential ordinary shares	450	534
Diluted weighted average number of shares	15,895	16,867

	p	p
Basic earnings per ordinary share	27.7	30.8
Diluted earnings per ordinary share	26.9	29.8

3.Dividends on ordinary shares

It is Barclays' policy to declare and pay dividends on a semi-annual basis. The 2023 full year dividend of 5.3p per ordinary share will be paid on 3 April 2024 to the shareholders on the Share Register on 1 March 2024. A half year dividend for 2023 of 2.7p (H122: 2.25p) per ordinary share was paid on 15 September 2023.

	Year ended 31.12.23		Year ended 31.12.22
	Per share	Total	Per share	Total
Dividends paid during the period	p	£m	p	£m
Full year dividend paid during period	5.00	793	4.00	664
Interim dividend paid during the period	2.70	417	2.25	364
Total dividend	7.70	1,210	6.25	1,028

The Directors have confirmed their intention to initiate a share buyback of up to £1.0bn after the balance sheet date. The proposed share buyback is expected to commence in the first quarter of 2024. The financial statements for the year ended 31 December 2023 do not reflect the impact of the proposed share buyback, which will be accounted for as and when shares are repurchased by the Company. Dividends and share buybacks are funded out of distributable reserves.

4.Fair value of financial instruments

This section should be read in conjunction with Note 17, Fair value of financial instruments of the Barclays PLC Annual Report 2023 which provides more detail about accounting policies adopted, valuation methodologies used in calculating fair value and the valuation control framework which governs oversight of valuations. There have been no changes in the accounting policies adopted or the valuation methodologies used.

Valuation

The following table shows the Group’s assets and liabilities that are held at fair value disaggregated by valuation technique (fair value hierarchy) and balance sheet classification:

	Valuation technique using
	Quoted market prices	Observable inputs	Significant unobservable inputs
	(Level 1)	(Level 2)	(Level 3)	Total
As at 31.12.23	£m	£m	£m	£m
Trading portfolio assets	94,658	73,438	6,509	174,605
Financial assets at fair value through the income statement	5,831	192,571	8,249	206,651
Derivative financial instruments	107	253,189	3,540	256,836
Financial assets at fair value through other comprehensive income	30,247	40,511	1,078	71,836
Investment property	—	—	2	2
Total assets	130,843	559,709	19,378	709,930

Trading portfolio liabilities	(29,274)	(29,027)	(368)	(58,669)
Financial liabilities designated at fair value	(117)	(296,200)	(1,222)	(297,539)
Derivative financial instruments	(81)	(245,310)	(4,653)	(250,044)
Total liabilities	(29,472)	(570,537)	(6,243)	(606,252)

As at 31.12.22
Trading portfolio assets	62,478	64,855	6,480	133,813
Financial assets at fair value through the income statement	5,720	198,723	9,125	213,568
Derivative financial instruments	10,054	287,152	5,174	302,380
Financial assets at fair value through other comprehensive income	20,704	44,347	11	65,062
Investment property	—	—	5	5
Total assets	98,956	595,077	20,795	714,828

Trading portfolio liabilities	(44,128)	(28,740)	(56)	(72,924)
Financial liabilities designated at fair value	(133)	(270,454)	(1,050)	(271,637)
Derivative financial instruments	(10,823)	(272,434)	(6,363)	(289,620)
Total liabilities	(55,084)	(571,628)	(7,469)	(634,181)

5.Subordinated liabilities

	Year ended 31.12.23	Year ended 31.12.22
	£m	£m
Opening balance as at 1 January	11,423	12,759
Issuances	1,523	1,477
Redemptions	(2,239)	(2,679)
Other	(213)	(134)
Closing balance	10,494	11,423

Issuances of £1,523m comprise £1,180m USD 7.119% Fixed-to-Floating Rate Subordinated Callable Notes issued externally by Barclays PLC, £315m USD Floating Rate Notes and £28m JPY Floating Rate Notes issued externally by Barclays subsidiaries.

Redemptions of £2,239m comprise £1,345m EUR 2% Fixed Rate Subordinated Notes, £599m partial repurchase of USD 4.375% Fixed Rate Subordinated Notes issued externally by Barclays PLC, £194m USD Floating Rate Notes and £28m JPY Floating Rate notes issued externally by Barclays subsidiaries, £43m EUR Subordinated Floating Rate Notes and £30m USD Junior Undated Floating Rate Notes issued externally by Barclays Bank PLC.

Other movements predominantly comprise foreign exchange movements and fair value hedge adjustments.

6.Provisions

	As at 31.12.23	As at 31.12.22
	£m	£m
Customer redress	295	378
Legal, competition and regulatory matters	99	159
Redundancy and restructuring	397	136
Undrawn contractually committed facilities and guarantees	504	583
Sundry provisions	289	288
Total	1,584	1,544

7.Retirement benefits

As at 31 December 2023, the Group’s IAS 19 net pension surplus across all schemes was £3.4bn (December 2022: £4.5bn). The UK Retirement Fund (UKRF), which is the Group’s main scheme, had an IAS 19 net pension surplus of £3.6bn (December 2022: £4.7bn). The decrease in the UKRF surplus during the year was driven by lower corporate bond yields and the assets underperforming the discount rate.

The UKRF annual funding update as at 30 September 2023 showed a surplus of £2.03bn compared to £1.97bn at the 30 September 2022 triennial actuarial valuation. The improvement was mainly due to asset returns outperforming the change in liabilities.

8.Other reserves

	As at 31.12.23	As at 31.12.22
	£m	£m
Currency translation reserve	3,671	4,772
Fair value through other comprehensive income reserve	(1,366)	(1,560)
Cash flow hedging reserve	(3,707)	(7,235)
Own credit reserve	(240)	467
Other reserves and treasury shares	1,565	1,364
Total	(77)	(2,192)

Currency translation reserve

The currency translation reserve represents the cumulative gains and losses on the retranslation of the Group’s net investment in foreign operations, net of the effects of hedging.

As at 31 December 2023, there was a cumulative gain of £3,671m (December 2022: £4,772m gain) in the currency translation reserve, a loss during the period of £1,110m (2022: gain of £2,032m) partially offset by a tax credit of £9m (2022: nil). This principally reflects the strengthening of GBP against USD and EUR during 2023, in contrast to the weakening of GBP against USD and EUR during 2022.

Fair value through other comprehensive income reserve

The fair value through other comprehensive income reserve represents the total of unrealised gains and losses on fair value through other comprehensive income investments since initial recognition.

As at 31 December 2023, there was a cumulative loss of £1,366m (December 2022: £1,560m loss) in the reserve, a gain during the period of £194m (2022: loss of £1,277m). This is principally driven by a gain of £299m (2022: loss of £1,836m) from the increase in fair value of bonds (net of hedges) due to decreasing bond yields (as against increase in the yields in 2022) across currencies. It is partially offset by a net gain of £26m transferred to the income statement (2022: loss of £111m transferred to the income statement and gain of £84m transferred to retained earnings on the sale of a 14.90% equity stake in Absa Group Limited), a tax charge of £78m (2022: tax credit of £523m) and impairment of £1m.

Cash flow hedging reserve

The cash flow hedging reserve represents the cumulative gains and losses on effective cash flow hedging instruments that will be recycled to the income statement when the hedged transactions affect profit or loss.

As at 31 December 2023, there was a cumulative loss of £3,707m (December 2022: £7,235m loss) in the cash flow hedging reserve, a gain during the period of £3,528m, which partially reversed the loss during 2022 of £6,382m. This principally reflects a £4,447m gain driven by the fair value movement of interest rate swaps held for hedging purposes as major interest rate forward curves decreased (in contrast to the increase in interest rate forward curves in 2022), as well as fair value gains on currency swaps. This was offset by £423m of losses (2022: £339m) transferred to the income statement, driven by accumulated losses on interest rate swaps offset by gains on cross currency swaps, and a tax charge of £1,342m (2022: credit of £2,331m).

Own credit reserve

The own credit reserve reflects the cumulative own credit gains and losses on financial liabilities at fair value. Amounts in the own credit reserve are not recycled to profit or loss in future periods.

As at 31 December 2023, there was a cumulative loss of £240m (December 2022: £467m gain) in the own credit reserve, a loss of £707m during the period 2022: gain of £1,427m). This principally reflects a £983m loss (2022: gain of £2,091m) from the tightening of credit spreads (in contrast to the widening of spreads in 2022) partially offset by tax credit of £273m (2022: tax charge of £616m) and own credit realisation of £3m.

Other reserves and treasury shares

Other reserves relate to redeemed ordinary and preference shares issued by the Group. Treasury shares relate to Barclays PLC shares held principally in relation to the Group’s various share schemes.

As at 31 December 2023, there was a balance of £1,565m (December 2022: £1,364m gain). This principally reflects an increase of £209m (December 2022: increase of £233m) due to the repurchase of 837m shares (December 2022: 931m) as part of the share buybacks conducted in 2023 offset by a £8m movement (December 2022: £5m movement) in the treasury shares balance held in relation to employee share schemes.

Appendix: Non-IFRS Performance Measures

The Group’s management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements, as they enable the reader to identify a more consistent basis for comparing the businesses’ performance between financial periods, and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by management.

However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well.

Non-IFRS performance measures glossary

Measure	Definition
Loan: deposit ratio	Total loans and advances at amortised cost divided by total deposits at amortised cost. The components of the calculation have been included on page 53.
Attributable profit	Profit after tax attributable to ordinary shareholders of the parent.
Period end tangible equity refers to:
Period end tangible shareholders' equity (for Barclays Group)	Shareholders' equity attributable to ordinary shareholders of the parent, adjusted for the deduction of intangible assets and goodwill.
Period end allocated tangible equity (for businesses)
Allocated tangible equity is calculated as 13.5% (2022: 13.5%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Barclays Group uses for capital planning purposes. Head Office allocated tangible equity represents the difference between the Barclays Group’s tangible shareholders’ equity and the amounts allocated to businesses.

Average tangible equity refers to:
Average tangible shareholders’ equity (for Barclays Group)
Calculated as the average of the previous month’s period end tangible shareholders' equity and the current month’s period end tangible shareholders' equity. The average tangible shareholders’ equity for the period is the average of the monthly averages within that period.

Average allocated tangible equity (for businesses)
Calculated as the average of the previous month’s period end allocated tangible equity and the current month’s period end allocated tangible equity. The average allocated tangible equity for the period is the average of the monthly averages within that period.

Return on tangible equity (RoTE) refers to:
Return on average tangible shareholders’ equity (for Barclays Group)	Group attributable profit, as a proportion of average tangible shareholders’ equity. The components of the calculation have been included on pages 70 to 71.
Return on average allocated tangible equity (for businesses)	Business attributable profit, as a proportion of that business's average allocated tangible equity. The components of the calculation have been included on pages 70 to 72.
Operating expenses excluding litigation and conduct	A measure of total operating expenses excluding litigation and conduct charges.
Operating costs	A measure of total operating expenses excluding litigation and conduct charges and UK bank levy.
Cost: income ratio	Total operating expenses divided by total income.
Loan loss rate	Quoted in basis points and represents total impairment charges divided by total gross loans and advances held at amortised cost at the balance sheet date.
Net interest margin	Net interest income divided by the sum of average customer assets. The components of the calculation have been included on page 26.
Tangible net asset value per share
Calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares. The components of the calculation have been included on page 77.

Profit before impairment	Calculated by excluding credit impairment charges or releases from profit before tax.
Structural cost actions	Cost actions taken to improve future financial performance.
Performance measures excluding the impact of Q423 structural cost actions
Calculated by excluding the impact of Q423 structural cost actions from performance measures. The components of the calculations for Barclays Group and businesses have been included on pages 6 to 7 and pages 73 to 74 respectively.

Performance measures excluding the impact of the Over-issuance of Securities
Calculated by excluding the impact of the Over-issuance of Securities from performance measures. The components of the calculations for Barclays Group and businesses have been included on pages 6 to 7 and page 75 respectively.

Returns

	Year ended 31.12.23
	Barclays UK	Corporate and Investment Bank	Consumer, Cards and Payments	Barclays International	Head Office	Barclays Group
Return on average tangible equity	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	1,962	2,667	358	3,025	(713)	4,274

	£bn	£bn	£bn	£bn	£bn	£bn
Average equity	14.0	31.7	6.1	37.8	4.0	55.8
Average goodwill and intangibles	(3.8)	—	(0.8)	(0.8)	(3.8)	(8.4)
Average tangible equity	10.2	31.7	5.3	37.0	0.2	47.4

Return on average tangible equity	19.2%	8.4%	6.7%	8.2%	n/m	9.0%

	Year ended 31.12.22
	Barclays UK	Corporate and Investment Bank	Consumer, Cards and Payments	Barclays International	Head Office	Barclays Group
Return on average tangible equity	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	1,877	3,364	480	3,844	(698)	5,023

	£bn	£bn	£bn	£bn	£bn	£bn
Average equity	13.6	32.8	5.7	38.5	4.3	56.4
Average goodwill and intangibles	(3.6)	—	(0.9)	(0.9)	(3.6)	(8.1)
Average tangible equity	10.0	32.8	4.8	37.6	0.7	48.3

Return on average tangible equity	18.7%	10.2%	10.0%	10.2%	n/m	10.4%

Barclays Group
Return on average tangible shareholders' equity	Q423	Q323	Q223	Q123	Q422	Q322	Q222	Q122
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable (loss)/profit	(111)	1,274	1,328	1,783	1,036	1,512	1,071	1,404

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average shareholders' equity	57.1	55.1	55.4	55.9	54.9	56.8	57.1	56.9
Average goodwill and intangibles	(8.2)	(8.6)	(8.7)	(8.3)	(8.2)	(8.2)	(8.1)	(8.1)
Average tangible shareholders' equity	48.9	46.5	46.7	47.6	46.7	48.6	49.0	48.8

Return on average tangible shareholders' equity	(0.9)%	11.0%	11.4%	15.0%	8.9%	12.5%	8.7%	11.5%

Barclays UK
Return on average allocated tangible equity	Q423	Q323	Q223	Q123	Q422	Q322	Q222	Q122
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	382	531	534	515	474	549	458	396

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	14.1	14.0	14.2	13.9	13.7	13.5	13.6	13.7
Average goodwill and intangibles	(3.9)	(3.9)	(4.0)	(3.6)	(3.5)	(3.6)	(3.6)	(3.6)
Average allocated tangible equity	10.2	10.1	10.2	10.3	10.2	9.9	10.0	10.1

Return on average allocated tangible equity	14.9%	21.0%	20.9%	20.0%	18.7%	22.1%	18.4%	15.6%

Barclays International
Return on average allocated tangible equity	Q423	Q323	Q223	Q123	Q422	Q322	Q222	Q122
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable (loss)/profit	(124)	848	953	1,348	625	1,136	783	1,300

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	37.6	37.6	38.0	38.1	39.9	40.1	38.2	36.0
Average goodwill and intangibles	(0.5)	(0.8)	(0.9)	(1.0)	(1.0)	(1.0)	(0.9)	(0.9)
Average allocated tangible equity	37.1	36.8	37.1	37.1	38.9	39.1	37.3	35.1

Return on average allocated tangible equity	(1.3)%	9.2%	10.3%	14.5%	6.4%	11.6%	8.4%	14.8%

Corporate and Investment Bank
Return on average allocated tangible equity	Q423	Q323	Q223	Q123	Q422	Q322	Q222	Q122
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable (loss)/profit	(61)	721	798	1,209	454	1,015	579	1,316

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	31.6	31.5	31.8	31.8	33.7	34.0	32.7	30.8
Average goodwill and intangibles	—	—	—	—	—	—	—	—
Average allocated tangible equity	31.6	31.5	31.8	31.8	33.7	34.0	32.7	30.8

Return on average allocated tangible equity	(0.8)%	9.2%	10.0%	15.2%	5.4%	11.9%	7.1%	17.1%

Consumer, Cards and Payments
Return on average allocated tangible equity	Q423	Q323	Q223	Q123	Q422	Q322	Q222	Q122
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable (loss)/profit	(63)	127	155	139	171	121	204	(16)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	6.0	6.1	6.2	6.3	6.2	6.1	5.5	5.2
Average goodwill and intangibles	(0.5)	(0.8)	(0.9)	(1.0)	(1.0)	(1.0)	(0.9)	(0.9)
Average allocated tangible equity	5.5	5.3	5.3	5.3	5.2	5.1	4.6	4.3

Return on average allocated tangible equity	(4.5)%	9.6%	11.8%	10.5%	13.0%	9.5%	17.8%	(1.5)%

Performance measures excluding the impact of Q423 structural cost actions

	Year ended 31.12.23
	Barclays UK	Corporate and Investment Bank	Consumer, Cards and Payments	Barclays International	Head Office	Barclays Group
	£m	£m	£m	£m	£m	£m
Total operating expenses	(4,415)	(8,458)	(3,303)	(11,761)	(755)	(16,931)
Q423 structural cost actions	(168)	(188)	(118)	(306)	(453)	(927)
Total operating expenses excluding Q423 structural cost actions	(4,247)	(8,270)	(3,185)	(11,455)	(302)	(16,004)

Total income	7,587	12,610	5,308	17,918	(127)	25,378

Cost: income ratio excluding Q423 structural cost actions	56%	66%	60%	64%	n/m	63%

Profit/(loss) before tax	2,868	4,126	481	4,607	(918)	6,557
Pre-tax impact of Q423 structural cost actions	(168)	(188)	(118)	(306)	(453)	(927)
Profit/(loss) before tax excluding Q423 structural cost actions	3,036	4,314	599	4,913	(465)	7,484

Attributable profit/(loss)	1,962	2,667	358	3,025	(713)	4,274
Post-tax impact of Q423 structural cost actions	(122)	(140)	(100)	(240)	(376)	(739)
Attributable profit/(loss) excluding the impact of Q423 structural cost actions	2,084	2,807	458	3,265	(337)	5,013

	£bn	£bn	£bn	£bn	£bn	£bn
Average tangible equity	10.2	31.7	5.3	37.0	0.2	47.4

Return on average tangible equity excluding Q423 structural cost actions	20.4%	8.9%	8.6%	8.8%	n/m	10.6%

Basic weighted average number of shares (m)						15,445
Basic earnings per share						32.4p

Performance measures excluding the impact of Q423 structural cost actions (continued)

	Three months ended 31.12.23
	Barclays UK	Corporate and Investment Bank	Consumer, Cards and Payments	Barclays International	Head Office	Barclays Group
	£m	£m	£m	£m	£m	£m
Total operating expenses	(1,187)	(2,266)	(936)	(3,202)	(531)	(4,920)
Q423 structural cost actions	(168)	(188)	(118)	(306)	(453)	(927)
Total operating expenses excluding Q423 structural cost actions	(1,019)	(2,078)	(818)	(2,896)	(78)	(3,993)

Total income	1,792	2,390	1,364	3,754	52	5,598

Cost: income ratio excluding Q423 structural cost actions	57%	87%	60%	77%	n/m	71%

Profit/(loss) before tax	568	95	(68)	27	(485)	110
Pre-tax impact of Q423 structural cost actions	(168)	(188)	(118)	(306)	(453)	(927)
Profit/(loss) before tax excluding Q423 structural cost actions	736	283	50	333	(32)	1,037

Attributable profit/(loss)	382	(61)	(63)	(124)	(369)	(111)
Post-tax impact of Q423 structural cost actions	(122)	(140)	(100)	(240)	(376)	(739)
Attributable profit excluding the impact of Q423 structural cost actions	504	79	37	116	7	628

	£bn	£bn	£bn	£bn	£bn	£bn
Average tangible equity	10.2	31.6	5.5	37.1	1.6	48.9

Return on average tangible equity excluding Q423 structural cost actions	19.7%	1.0%	2.6%	1.3%	n/m	5.1%

Basic weighted average number of shares (m)						15,092
Basic earnings per share						4.2p

Reconciliation of financial results excluding adjusting items1

Year ended	31.12.23			31.12.22
	Statutory	Adjusting items1	Excluding adjusting items	Statutory	Adjusting items1	Excluding adjusting items
	£m	£m	£m	£m	£m	£m	% change
Income
Corporate and Investment Bank	12,610	—	12,610	13,368	292	13,076	(4)
of which:
FICC	4,845	—	4,845	5,695	—	5,695	(15)
Equities	2,373	—	2,373	3,149	292	2,857	(17)
Global Markets	7,218	—	7,218	8,844	292	8,552	(16)
Consumer, Cards and Payments	5,308	—	5,308	4,499	—	4,499	18
Barclays International	17,918	—	17,918	17,867	292	17,575	2

Total operating expenses
Corporate and Investment Bank	(8,458)	(188)	(8,270)	(8,945)	(966)	(7,979)	(4)
Consumer, Cards and Payments	(3,303)	(118)	(3,185)	(3,052)	—	(3,052)	(4)
Barclays International	(11,761)	(306)	(11,455)	(11,997)	(966)	(11,031)	(4)

Three months ended	31.12.23			31.12.22
	Statutory	Adjusting items1	Excluding adjusting items	Statutory	Adjusting items1	Excluding adjusting items
	£m	£m	£m	£m	£m	£m	% change
Income
Corporate and Investment Bank	2,390	—	2,390	2,576	—	2,576	(7)
of which:			—
FICC	724	—	724	976	—	976	(26)
Equities	431	—	431	440	—	440	(2)
Global Markets	1,155	—	1,155	1,416	—	1,416	(18)
Consumer, Cards and Payments	2,390	—	2,390	2,576	—	2,576	(7)
Barclays International	3,754	—	3,754	3,862	—	3,862	(3)

Total operating expenses
Corporate and Investment Bank	(2,266)	(188)	(2,078)	(1,977)	—	(1,977)	(15)
Consumer, Cards and Payments	(936)	(118)	(818)	(766)	—	(766)	(22)
Barclays International	(3,202)	(306)	(2,896)	(2,743)	—	(2,743)	(17)

1	Adjusting items: Q423 structural cost actions in 2023 and impact of the Over-issuance of Securities in 2022.

Notable Items
	Year ended 31.12.23		Year ended 31.12.22
£m	Profit before tax	Attributable profit	Profit before tax	Attributable profit
Statutory	6,557	4,274	7,012	5,023
Net impact from the Over-issuance of Securities	—	—	(674)	(552)
Customer remediation costs on legacy loan portfolios	—	—	(282)	(228)
Settlements in principle in respect of industry-wide devices investigations by SEC and CFTC	—	—	(165)	(165)
Other litigation and conduct	(37)	(17)	(184)	(167)
Structural cost actions	(1,046)	(826)	(151)	(123)
Re-measurement of UK DTAs	—	—	—	(346)
Excluding the impact of notable items	7,640	5,117	8,468	6,604

	Three months ended 31.12.23		Three months ended 31.12.22
£m	Profit before tax	Attributable loss	Profit before tax	Attributable profit
Statutory	110	(111)	1,310	1,036
Net impact from the Over-issuance of Securities	—	—	—	—
Other litigation and conduct	(5)	(4)	(79)	(70)
Structural cost actions	(927)	(739)	(74)	(63)
Excluding the impact of notable items	1,042	632	1,463	1,169

The Group’s management believes that the non-IFRS performance measures excluding notable items, included in the table above, provide valuable information to enable users of the financial statements to assess the performance of the Group. The notable items are separately identified within the Group’s results disclosures which, when excluded from Barclays’ statutory financials, provide an underlying profit and loss performance of the Group and enables consistent comparison of performance from one period to another.

These non-IFRS performance measures excluding notable items are included as a reference point only and are not incorporated within any of the key financial metrics used in our Group Targets, which are measured on a statutory basis.

Tangible net asset value per share	As at 31.12.23	As at 31.12.22
	£m	£m
Total equity excluding non-controlling interests	71,204	68,292
Other equity instruments	(13,259)	(13,284)
Goodwill and intangibles	(7,794)	(8,239)
Tangible shareholders' equity attributable to ordinary shareholders of the parent	50,151	46,769

	m	m
Shares in issue	15,155	15,871

	p	p
Tangible net asset value per share	331	295

Shareholder Information

Results timetable1			Date
Ex-dividend date			29 February 2024
Dividend record date			1 March 2024
Cut off time of 5:00pm (UK time) for the receipt of Dividend Reinvestment Programme (DRIP) Application Form Mandate			11 March 2024
Dividend payment date			3 April 2024
Q1 2024 Results Announcement			25 April 2024

For qualifying US and Canadian resident ADR holders, the 2023 full year dividend of 5.3p per ordinary share becomes 21.2p per ADS
(representing four shares). The ex-dividend, dividend record and dividend payment dates for ADR holders are as shown above

A DRIP is provided by Equiniti Financial Services Limited. The DRIP enables the Company’s shareholders to elect to have their cash dividend payments used to purchase the Company’s shares. More information can be found at www.shareview.co.uk/info/drip

DRIP participants will usually receive their additional ordinary shares (in lieu of a cash dividend) three to four days after the dividend payment date
Barclays PLC ordinary shares ISIN code: GB0031348658
Barclays PLC ordinary shares TIDM Code: BARC

	Year ended	Year ended
Exchange rates2	31.12.23	31.12.22	% Change3
Period end - USD/GBP	1.28	1.21	6%
YTD average - USD/GBP	1.24	1.24	—
3 month average - USD/GBP	1.24	1.17	6%
Period end - EUR/GBP	1.15	1.13	2%
YTD average - EUR/GBP	1.15	1.17	(2)%
3 month average - EUR/GBP	1.15	1.15	—

Share price data
Barclays PLC (p)	153.78	158.52
Barclays PLC number of shares (m)	15,155	15,871

For further information please contact

Investor relations	Media relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

More information on Barclays can be found on our website: home.barclays

Registered office
1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000. Company number: 48839.

Registrar
Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom.
Tel: +44 (0)371 384 2055 (UK and International telephone number)4.

American Depositary Receipts (ADRs)
EQ Shareowner Services
P.O. Box 64504
St. Paul, MN 55164-0504
United States of America
shareowneronline.com
Toll Free Number: +1 800-990-1135
Outside the US +1 651-453-2128

Delivery of ADR certificates and overnight mail
EQ Shareowner Services, 1110 Centre Pointe Curve, Suite 101, Mendota Heights, MN 55120-4100, USA.

1	Note that these dates are provisional and subject to change.
2	The average rates shown above are derived from daily spot rates during the year.
3	The change is the impact to GBP reported information.
4	Lines open 8.30am to 5.30pm (UK time), Monday to Friday, excluding UK public holidays in England and Wales.